Form 10-K, Exhibit 13
period 1996-03-31
QUIDEL CORP /DE/
filed 1996-06-27
CIK 353569

                                                                 EXHIBIT 13.1

                             SELECTED FINANCIAL DATA

The following selected financial data are derived from the financial statements of QUIDEL Corporation and should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

Years ended March 31,
(In thousands, except per share data)                  1996       1995     1994       1993       1992
- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------
Statement of Operations Data
     Revenues:
         QUIDEL branded sales*                         $33,532   $28,782  $19,932    $14,612    $12,103
         OEM sales (U.S. marketing partners)               949     2,285    8,450     13,099     14,398
- -------------------------------------------------------------------------------------------------------
              Total net sales                           34,481    31,067   28,382     27,711     26,501
         Other revenues                                    572       470    1,090      1,046        636
- -------------------------------------------------------------------------------------------------------
              Total revenues                            35,053    31,537   29,472     28,757     27,137
Gross profit                                            18,448    14,925   13,045     13,252     12,244
Research and development                                 4,130     3,728    3,830      4,088      3,933
Purchased in-process research and development**             --     1,423       --         --         --
Sales and marketing                                     10,451    10,470    9,097      6,141      5,284
General and administrative                               3,483     3,271    3,148      2,954      2,461
Income (loss) before extraordinary credit                  579    (4,035)  (1,931)       420        537
Income (loss) per common share
     before extraordinary credit                          0.03      (.21)    (.11)       .02        .03
Net income (loss)                                          579    (4,035)  (1,931)       709        878
Net income (loss) applicable to common
     stockholders per share                               0.03      (.21)    (.11)       .04        .05

Balance Sheet Data
Working capital                                         10,060     9,757    8,390     13,350     12,251
Total assets                                            33,334    34,524   32,933     21,169     19,051
Long-term obligations and redeemable
     preferred stock                                     3,490     4,145    4,725      8,315      8,213
Stockholders' equity                                    25,718    23,938   22,301      9,771      8,419

     * QUIDEL branded and international sales.
     ** Resulting from the acquisition of Pacific Biotech, Inc., discussed elsewhere herein.

                       (Page 1 of the 1996 Annual Report)

                                                                    Exhibit 13.1

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         This discussion and analysis presents the factors that had a material effect on QUIDEL Corporation's ("QUIDEL" or the "Company") results of operations during the three years ended March 31, 1996, and the Company's financial position at that date. Trends of a material nature are discussed to the extent considered relevant.

         Results of Operations Fiscal 1996 represents the first full year of operations subsequent to the January 1995 acquisition of Pacific Biotech, Inc. ("PBI"). The inclusion of a full year's sales of the PBI products along with the reduction of PBI overhead cost resulting from the consolidation of their three facilities into QUIDEL's San Diego facility contributed significantly to QUIDEL's return to profitable operations.

                    NET SALES TRENDS BY MAJOR PRODUCT BRANDS

                                                                                       Percent increase
                                                                                          (decrease)
Years ended March 31 (in thousands)               1996         1995         1994        1996       1995
=======================================================================================================
OEM Sales
     QUIDEL format                              $   431      $ 2,285      $ 8,450       (81%)      (73%)
     PBI format                                     518           --           --       N/A        N/A
- -------------------------------------------------------------------------------------------------------
         Total OEM sales                            949        2,285        8,450       (58%)      (73%)
- -------------------------------------------------------------------------------------------------------
Quidel Domestic Sales
     QUIDEL format                               17,258       17,470       12,862        (1%)       36%
     PBI format                                   2,920          797           --       266%       N/A
                                                 ------------------------------------------------------
         Subtotal                                20,178       18,267       12,862        10%        42%
                                                 ------------------------------------------------------
Quidel International Sales
     QUIDEL and other distributed products       10,132        9,525        7,070         6%        35%
     PBI format                                   3,222          990           --       225%       N/A
                                                 ------------------------------------------------------
         Subtotal                                13,354       10,515        7,070        27%        49%
- -------------------------------------------------------------------------------------------------------
Total QUIDEL branded and distributed sales       33,532       28,782       19,932        17%        44%
- -------------------------------------------------------------------------------------------------------
Total net sales                                 $34,481      $31,067      $28,382        11%         9%
=======================================================================================================

         During the past three years the Company's overall sales growth has been reduced by the shift in business away from being dependent on a single OEM customer and into sales of QUIDEL branded and distributed products. This transition is now substantially completed and should not have a significant impact on future sales growth.

         Domestic sales in fiscal 1996 were enhanced by a full year's impact of the PBI format CARDS(R) Q.S.(R) and Concise(R) Performance Plus(TM) brand pregnancy and mononucleosis products and the introduction of the QuickVue(R) Chlamydia Test. This growth was partially offset by the discontinued sales of the Company's products through a major distributor which entered into an exclusive relationship with a large pharmaceutical and diagnostic company. Domestic sales growth in fiscal 1995 resulted from increased professional sales of the QuickVue(R) brand pregnancy test and the introduction of the Company's one-step test for the detection of strep throat (Group A strep).

                 (Beginning on Page 10 of the 1996 Annual Report)

                                                                    Exhibit 13.1

         Fiscal 1996 international sales also benefitted from the addition of the PBI products, increased sales of QUIDEL's allergy screening products and a full year's sales into the German market through our German subsidiary established in September 1994. Fiscal 1995 international sales growth was attributable to increased sales of the Company's pregnancy and strep A products and an increase of approximately $1.8 million in sales through the Company's European subsidiaries in Holland, France, Germany and Spain.

         Management believes that the Company is well positioned for continued sales growth in fiscal 1997. The recently FDA-approved QuickVue(R) One-Step H. Pylori Test, CARDS(R) Q.S.(R) and Concise(R) Performance Plus(TM) Strep A tests and receipt of CDC CLIA waived classification status of the QuickVue(R) In-Line Strep Throat Test provide new sales opportunities in fiscal 1997.

               REVENUE FROM CONTRACTS, LICENSE FEES AND ROYALTIES

                                                                    Percent increase
                                                                       (decrease)
Years ended March 31 (in thousands)   1996     1995      1994       1996       1995
====================================================================================
License fee income                    $381     $415     $  191       (8%)      117%
Royalty income                         178       55        111      224%       (50%)
Contract research and development       13       --        788      N/A        n/a
- ------------------------------------------------------------------------------------
         Total                        $572     $470     $1,090       22%       (57%)
====================================================================================

         The Company completed its last major contract research program in fiscal 1994; however, with the start of contract research related to the Glaxo Wellcome influenza project in fiscal 1997, contract revenue will increase significantly, offsetting the expenditures made in support of this research program.

                         COST OF SALES AND GROSS PROFIT

                                                                                Percent increase
                                                                                   (decrease)
Years ended March 31 (in thousands)           1996        1995         1994        1996     1995
================================================================================================
Direct cost - material, labor and other
     variable costs                         $11,981      $11,567      $11,166        4%       4%
As a percentage of sales                         35%          37%          39%

Manufacturing overhead cost                   4,052        4,575        4,171      (11%)     10%
As a percentage of sales                         12%          15%          15%
                                            ----------------------------------------------------
         Total cost of sales                 16,033       16,142       15,337       (1%)      5%
                                            ----------------------------------------------------
Gross profit                                $18,448      $14,925      $13,045       24%      14%
As a percentage of sales                         54%          48%          46%
================================================================================================

         Gross profit has improved in each of the past three years, due to reduced direct production cost and the effect of increased volume with a relatively fixed level of manufacturing overhead cost.

         The physical format of the Company's products has evolved from tests with multiple steps requiring several components, to the current one-step lateral flow format with self-contained test reagents. The use of this design across the recently developed products has provided a reduction in

                                                                    Exhibit 13.1

material cost and the ability to automate the assembly process, thereby reducing labor cost and increasing capacity. These cost reductions have allowed the Company to increase its direct-cost margin as a percent of sales from 61% in fiscal 1994 to 65% in fiscal 1996, despite the ongoing decline in average sales prices.

         Manufacturing overhead cost increased during fiscal 1995 due to the addition of the PBI manufacturing overhead during the fourth quarter. This was offset in part by reduced QUIDEL manufacturing facility cost due to the February 1994 purchase of the Company's leased facility. Fiscal 1996 manufacturing overhead was reduced as a result of the consolidation of the PBI manufacturing operations at the beginning of the fiscal year.

         The Company expects to be able to meet its medium-term capacity needs within its existing facility, and as such, management believes increased sales volume will continue to reduce manufacturing overhead as a percent of sales resulting in a corresponding increase in the Company's gross profit rates.

                               OPERATING EXPENSES

                                                                                        Percent increase
                                                                                           (decrease)
Years ended March 31 (in thousands)                  1996         1995         1994      1996      1995
========================================================================================================
Research and development                           $ 4,130      $ 3,728      $3,830        11%      (3%)
As a percentage of sales                                12%          12%          13%
Purchased in-process research and development           --        1,423           --      N/A       N/A
As a percentage of sales                                --            5%          --
Sales and marketing
     Domestic professional sales and marketing       4,941        4,644        4,926        6%       (6%)
     Domestic OTC sales and marketing                1,378        1,990        2,133      (31%)      (7%)
     International sales and marketing               4,132        3,836        2,038        8%       88%
                                                   -----------------------------------------------------
              Total sales and marketing             10,451       10,470        9,097        0%       15%
     As a percentage of sales                           30%          34%          32%
                                                   -----------------------------------------------------
General and administrative                           3,483        3,271        3,148        6%        4%
As a percentage of sales                                10%          11%          11%
                                                   -----------------------------------------------------
Total operating expenses                           $18,064      $18,892      $16,075       (4%)      18%
As a percentage of sales                                52%          61%          57%
========================================================================================================

         Research and development increased in fiscal 1996 related to the expanded number of new product development projects and continues at 12% of sales. The decline in fiscal 1995 from 1994 is related to savings associated with the purchase of the Company's leased facility. Research and development is expected to increase substantially in fiscal 1997 primarily related to the development of the Glaxo influenza program; however, this expense will be offset by a like amount of contract research revenue.

         The acquisition of PBI in fiscal 1995 totaled $5,540,000 of which $1,423,000 was expensed as in-process research and development. See Note 2 to the financial statements.

         Sales and marketing expense reflects an ongoing reduction in domestic over-the-counter ("OTC") expense; the reduction in fiscal 1996 is in part related to the transfer of the sales and marketing of these products to Ansell Consumer Products ("Ansell"), effective January 1996. As a result of this agreement, the fiscal 1997 level of OTC sales and marketing expense is expected to

                                                                    Exhibit 13.1

decline by approximately $1.1 million, a portion of which will be offset by lower margin from reduced product sales prices to Ansell. International sales and marketing reflects increases associated with sales growth and the addition of the Company's subsidiaries in Germany and Spain during fiscal 1995.

         Other Income and Expense. Interest expense increased $503,000 to $757,000 in fiscal 1995 over fiscal 1994. This increase was related to the financing for the purchase of the Company's San Diego facility and borrowings under the domestic bank line of credit. Interest expense was reduced to $541,000 in fiscal 1996 as borrowing was not required under the domestic credit line.

         Net Income (Loss). The net income applicable to common stockholders for the year ended March 31, 1996 was $579,000 compared to a net loss applicable to common stockholders of $4,054,000 in the prior year. This improvement was principally due to increased current year sales and gross profit associated with the new QUIDEL and PBI products, reduced operating expenses related to the PBI consolidation and the prior year's $1,423,000 expense of PBI in-process research and development. These fiscal 1995 PBI related costs were principally responsible for that year's increased loss over the $1,953,000 loss incurred in fiscal 1994.

         The Company's operating results may continue to fluctuate on a quarter-to-quarter basis as a result of a number of factors, including the competitive and economic factors affecting the Company's markets, actions of our major distributors, adverse actions or delays in product reviews by the United States Food and Drug Administration, the degree of acceptance that our new products achieve during the year, and seasonality.

         Liquidity and Capital Resources. At March 31, 1996, the Company had cash and cash equivalents of $2,538,000, compared to $3,878,000 at March 31, 1995. During fiscal 1996 the Company generated $952,000 in cash from operating activities. Cash flow provided by profitable operations and the reduction of inventories more than offset the reductions in accounts payable, accrued liabilities and accrued acquisition expenses primarily related to the PBI business and the volume related increase in accounts receivable.

         Cash used for investment activities of $2,808,000 related primarily to capital expenditures which increase production capacity and reduce manufacturing cost and included automated production assembly lines and packaging equipment and the modification of production areas to accommodate PBI product manufacturing.

         Cash generated from financing activities totaled $516,000 and reflects $1,201,000 principally related to the proceeds from employee stock options and stock purchase plan exercises offset by the net reduction of debt and capital lease obligations.

         The Company has an accounts receivable-based bank line of credit in an amount up to $3,000,000 which provides for interest at the bank's prime rate plus two percent. The line of credit expires August 5, 1997. As of March 31, 1996, there were no outstanding borrowings under the line of credit.

         QUIDEL's principal capital requirements are for working capital. These requirements fluctuate as a result of numerous factors, such as the extent to which the Company uses or generates cash in operations, progress in research and development projects, competition and technological developments and the time and expenditures required to obtain governmental approval of its products. Based on its current cash position and its current assessment of future operating results,

                                                                    Exhibit 13.1

management believes that its existing sources of liquidity should be adequate to meet its operating needs during fiscal 1997.

         Except for the historical information contained herein, the matters discussed in this annual report are by their nature forward-looking. For the reasons stated in this annual report or in the Company's Securities and Exchange Commission filings, or for various unanticipated reasons, actual results may differ materially.

                                                                    Exhibit 13.1
                      CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31 (in thousands)                                         1996         1995           1994
==============================================================================================================
Revenues
     Net sales, including $431, $2,285 and $8,450 from related
         parties for the years ended March 31, 1996, 1995 and
         1994, respectively                                               $ 34,481      $ 31,067      $ 28,382
     Contracts, license fees and distribution agreements                       572           470         1,090
- --------------------------------------------------------------------------------------------------------------
              Total revenues                                                35,053        31,537        29,472

Costs and Expenses
     Cost of sales                                                          16,033        16,142        15,337
     Purchased in-process research and development                              --         1,423            --
     Research and development                                                4,130         3,728         3,830
     Sales and marketing                                                    10,451        10,470         9,097
     General and administrative                                              3,483         3,271         3,148
- --------------------------------------------------------------------------------------------------------------
              Total costs and expenses                                      34,097        35,034        31,412

Operating income (loss)                                                        956        (3,497)       (1,940)

Other Income and Expense
     Interest income                                                           164           219           263
     Interest expense                                                         (541)         (757)         (254)
- --------------------------------------------------------------------------------------------------------------
Income (loss) before provision for income taxes                                579        (4,035)       (1,931)

Provision for income taxes                                                      --            --            --
- --------------------------------------------------------------------------------------------------------------

Net income (loss)                                                              579        (4,035)       (1,931)
Dividends and accretion on preferred stock                                      --            19            22
- --------------------------------------------------------------------------------------------------------------
Net income (loss) applicable to common stockholders                       $    579      $ (4,054)     $ (1,953)
==============================================================================================================

Net income (loss) applicable to common stockholders per share             $    .03      $   (.21)     $   (.11)
==============================================================================================================

Shares used in per share calculation                                        22,684        18,987        17,482
==============================================================================================================

See accompanying notes.

                (Beginning on Page 13 of the 1996 Annual Report)

                                                                    Exhibit 13.1

                           CONSOLIDATED BALANCE SHEETS

March 31, (In thousands)                                                          1996        1995
====================================================================================================
ASSETS
Current assets:
     Cash and cash equivalents                                                 $   2,538   $   3,878
     Accounts receivable, net of allowances of $647 ($674 in 1995)                 7,602       6,822
     Inventories, at lower of cost (first-in, first-out) or market:
       Raw materials                                                               1,899       2,570
       Work in process                                                             1,014       1,158
       Finished goods                                                                578       1,137
- ----------------------------------------------------------------------------------------------------
                                                                                   3,491       4,865
     Prepaid expenses and other current assets                                       555         633
- ----------------------------------------------------------------------------------------------------
                  Total current assets                                            14,186      16,198

Property and equipment, at cost:
     Land                                                                          1,080       1,080
     Building and improvements                                                     8,704       7,922
     Equipment, furniture and fixtures                                            10,114      10,839
- ----------------------------------------------------------------------------------------------------
                                                                                  19,898      19,841
     Less accumulated depreciation and amortization                               (6,171)     (7,320)
- ----------------------------------------------------------------------------------------------------
              Net property and equipment                                          13,727      12,521
Intangible assets, net of accumulated amortization of $1,761 ($1,106 in 1995)      5,161       5,409
Other assets                                                                         260         396
- ----------------------------------------------------------------------------------------------------
                                                                               $  33,334   $  34,524
====================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:

     Accounts payable                                                          $   1,361   $   2,176
     Accrued payroll and related expenses                                            772         880
     Note payable to bank under line of credit                                       441         674
     Accrued acquisition costs                                                        --         685
     Current portion of long-term debt and obligations under capital leases          683         357
     Deferred contract research revenue                                              337          --
     Other current liabilities                                                       532       1,669
- ----------------------------------------------------------------------------------------------------
              Total current liabilities                                            4,126       6,441

Long-term debt and obligations under capital leases                                3,490       4,145
Commitments                                                                           --          --
Stockholders' equity:
     Preferred stock, $.001 par value; 5,000 shares authorized,
         none issued or outstanding                                                   --          --
     Common stock, $.001 par value; 50,000 shares authorized,
         21,550 shares issued and outstanding (20,983 in 1995)                        22          21
     Additional paid-in capital                                                  110,054     108,854
     Accumulated deficit                                                         (84,358)    (84,937)
- ----------------------------------------------------------------------------------------------------
              Total stockholders' equity                                          25,718      23,938
- ----------------------------------------------------------------------------------------------------
                                                                               $  33,334   $  34,524
====================================================================================================

See accompanying notes.

                                                                    Exhibit 13.1

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, (In thousands)                                                   1996      1995      1994
==================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Income (loss)                                                               $   579   $(4,035)  $ (1,931)
     Adjustments to reconcile net income (loss) to net cash
         flows provided by (used for) operating activities:
         Depreciation and amortization                                                 2,059     1,860      1,502
         Accrued interest on notes payable                                                --        --         53
         Changes in assets and liabilities net of effects from the purchase of
         Pacific Biotech and Inmuno Analitica:
              Accounts receivable                                                       (780)    2,495       (656)
              Inventories                                                              1,374       378        443
              Prepaid expenses and other current assets                                   78       317        (99)
              Accounts payable                                                          (815)     (708)       810
              Accrued payroll and related expenses                                      (108)       44       (320)
              Accrued acquisition expenses                                              (621)     (515)        --
              Deferred contract research revenue                                         337        --         --
              Other current liabilities                                               (1,151)      243        (61)
              Deferred rent                                                               --        --        (51)
- ------------------------------------------------------------------------------------------------------------------
                  Net cash flows provided by (used for)
                  operating activities                                                   952        79       (310)
- ------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Additions to property and equipment                                              (2,489)   (1,878)    (8,857)
     Payment for purchase of Pacific Biotech, net of cash acquired                        --    (2,968)        --
     Decrease (increase) in restricted certificate of deposit                             --     2,000     (2,000)
     Decrease (increase) in other assets and intangibles                                (319)      623       (713)
- ------------------------------------------------------------------------------------------------------------------
                  Net cash flows used for investing activities                        (2,808)   (2,223)   (11,570)
- ------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net proceeds from issuance of common stock and warrants                           1,201     5,487      3,591
     Payments on obligations under capital leases                                       (117)       (7)       (15)
     Proceeds from issuance of debt                                                       --     4,352      7,000
     Repayments of debt                                                                 (335)   (5,631)       (72)
     Repayments of line of credit                                                       (233)   (1,333)        --
     Repurchase of preferred stock                                                        --        --     (1,050)
     Cash dividends paid to preferred stockholders                                        --       (19)       (22)
- ------------------------------------------------------------------------------------------------------------------
                  Net cash flows provided by financing activities                        516     2,849      9,432
- ------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                  (1,340)      705     (2,448)
Cash and cash equivalents at beginning of year                                         3,878     3,173      5,621
- ------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                             $ 2,538   $ 3,878   $  3,173
==================================================================================================================

Supplemental Disclosures of Cash Flow Information:
     Cash paid during the year for interest                                          $   506   $   694   $    161
     Purchase of equipment under capital lease                                           123        --         --
==================================================================================================================
The Company purchased all of the capital stock of Pacific Biotech, Inc. for $2,970.
     In conjunction with the acquisition, liabilities were assumed as follows:
         Fair value of assets acquired                                                    --   $ 5,540         --
         Cash paid for capital stock                                                      --    (2,970)        --
- ------------------------------------------------------------------------------------------------------------------
                  Liabilities assumed                                                     --   $ 2,570         --
==================================================================================================================

See accompanying notes.
                                       49

                                                                   Exhibit 13.1

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                     Common Stock      Additional
                                                                   ---------------       paid-in       Accumulated
(In thousands)                                                     Shares   Amount       capital         deficit         Total
- --------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1993                                          15,122    $  15      $ 88,686        $(78,930)       $ 9,771

      Issuance of common stock for cash under
           stock options and stock purchase plans                     210                    380                            380
      Issuance of common stock upon exercise
           of warrants                                              1,000        1         3,210                          3,211
      Issuance of common stock in debt
           conversion                                               1,404        1         7,058                          7,059
      Issuance of common stock for intangibles                        723        1         3,652                          3,653
      Issuance of warrant in connection with debt                                            180                            180
      Dividends on preferred stock                                                                           (22)           (22)

      Net loss                                                                                            (1,931)        (1,931)
- --------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1994                                          18,459    $  18      $103,166        $(80,883)       $22,301

      Issuance of common stock for cash under
           stock options and stock purchase plans                     150                    239                            239
      Issuance of common stock upon exercise
           of warrants                                                500        1         1,124                          1,125
      Issuance of warrant in connection with debt                                              8                              8
      Issuance of common stock in purchase of
           majority interest in Inmuno Analitica                       74                    204                            204
      Issuance of Series B Preferred Stock on January 5, 1995
           which was converted to common stock on January 31,
           1995 net of issuance costs of $385,000                    1,800        2         4,113                          4,115
      Dividends on preferred stock                                                                           (19)           (19)

      Net loss                                                                                            (4,035)        (4,035)
- --------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1995                                          20,983    $  21      $108,854        $(84,937)       $23,938

      Issuance of common stock for cash under
           stock options and stock purchase plans                     567        1         1,200                          1,201
      Net income                                                                                             579            579
- --------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1996                                          21,550    $  22      $110,054        $(84,358)       $25,718


See accompanying notes.

                                                                   Exhibit 13.1

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


           NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.
           QUIDEL Corporation (the "Company") develops, manufactures and markets diagnostic products for human health care. The following is a summary of the Company's significant accounting policies.

           Consolidation. The consolidated financial statements include the acccounts of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions.

           Cash and Cash Equivalents. Cash equivalents consist of money market fund investments which are stated at cost, which approximates market. The Company has established practices relative to diversification and maturities for safety and liquidity purposes. These practices are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company has not experienced any losses on its cash equivalents and short-term investments.

           The Company accounts for its investments in debt and equity securities in accordance with the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Statement No. 115 requires companies to record certain debt and equity security investments at market value.

           Concentration of Credit Risk. The Company sells its products to medical product distributors and physicians worldwide. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company has established provisions for potential credit losses that are expected to be incurred.

           Depreciation and Amortization. Depreciation and amortization of building and equipment are provided on the straight-line method over the following estimated useful lives: building - 40 years; equipment - 3 to 10 years; building improvements - life of asset; furniture and fixtures - 3 to 10 years. Amortization of trademarks and distribution agreements is provided on the straight-line method over 10 years. Amortization of capitalized patent costs is provided on the straight-line method over the useful life of the patent.

           Revenue Recognition. Revenue from product sales is recorded net of estimated returns at the time the product is shipped. Revenues from contracts to perform research and development and license fees are recorded as earned based on the performance requirements of the agreements. Payments in excess of amounts earned are deferred. Revenue from the sale of distribution rights is recorded at the time of sale.

           Income Taxes. The Company accounts for income taxes in accordance with FASB Statement No. 109 "Accounting for Income Taxes."

           Net Income (Loss) Per Share. Net income (loss) per share has been computed using the weighted average number of common shares and dilutive common stock equivalents outstanding during each period presented. Common stock equivalents result from outstanding warrants and options to purchase common stock. Common shares issuable upon exercise of certain warrants and stock options or upon conversion of notes payable or preferred stock were not included in the calculations of loss per share since the effect of their inclusion would be antidilutive.

                (Beginning on Page 17 of the 1996 Annual Report)

                                                                   Exhibit 13.1

           Foreign Operations. Foreign currency transaction gains and losses were not significant during any period presented.

           Asset Impairments. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective for fiscal years beginning after December 15, 1995. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company does not believe, based on current circumstances, the effect of adoption of SFAS No. 121 will be material.

           Employee Stock Options. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25) and related Interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of the Company's employee stock option is not less than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

           Use of Estimates. The preparation of financial statements in conformity with generally accepted accountng principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

           NOTE 2.  ACQUISITION OF PACIFIC BIOTECH.
           In January 1995, the Company acquired all of the outstanding capital stock of Pacific Biotech, Inc., a California corporation ("PBI"), from Eli Lilly and Company for a purchase price of approximately $5,540,000 ($2,970,000 in cash plus the assumption of PBI liabilities and related expenses which totaled $2,570,000). PBI is a developer and manufacturer of rapid diagnostic tests for the detection of pregnancy and infectious diseases such as strep throat and mononucleosis. The Company's consolidated financial statements include the results of PBI from January 1, 1995. The acquisition has been accounted for as a purchase and the Company has allocated $4,117,000 of the purchase price to the fair value of the assets acquired, principally accounts receivable, inventories and equipment. The remaining $1,423,000 has been expensed as in-process research and development in the accompanying 1995 statement of operations.

           The following unaudited pro forma data reflect the consolidated results of operations of the Company and PBI as if the acquisition had occurred on April 1, 1993.

PRO FORMA RESULTS OF OPERATIONS
(in thousands, except per share data)
(Unaudited)

Years ended March 31,                    1995            1994
- --------------------------------------------------------------
Revenues                            $  43,347       $  49,772
Net loss                              (8,497)         (7,631)
Net loss per share                     (0.42)          (0.40)
- --------------------------------------------------------------

                                                                   Exhibit 13.1

           This pro forma information is not necessarily indicative of the actual results that would have been achieved had PBI been acquired on the first day of the Company's 1994 fiscal year, nor is it necessarily indicative of future results.

           The Company obtained the funds for the PBI stock purchase from the sale of 45,000 shares of newly authorized Series B Preferred Stock at a purchase price of $100 per share. Effective January 31, 1995, all outstanding shares of Series B Preferred Stock were converted into an aggregate of 1.8 million shares of common stock.

           NOTE 3.  INTANGIBLE ASSETS.
           In fiscal 1994, the Company acquired certain trademarks and distributor agreements related to consumer diagnostic products formerly marketed by Clonatec S.A. ("Clonatec") in France. These trademarks and distributor agreements will facilitate the sale, marketing and distribution of QUIDEL products in France. In the transaction the Company exchanged 723,237 shares of newly issued common stock valued at $3,653,000 for a 75% equity interest in a newly formed French company, QUIDEL France, into which Clonatec contributed the trademarks and distributor agreements. In December 1994, the Company purchased the remaining 25% equity interest in QUIDEL France for $453,000, consisting of $205,000 in cash and $248,000 in debt.

           Certain patent filing costs are capitalized and amortized upon the issuance of the related patent.

                               INTANGIBLE ASSETS CONSISTS OF:
                                       (in thousands)

March 31,                                          1996            1995
- ------------------------------------------------------------------------
Trademarks and distribution agreements           $4,456          $4,456
Patent costs                                      1,882           1,493
Other                                               584             566
- ------------------------------------------------------------------------
                                                  6,922           6,515
Less accumulated amortization                     1,761)         (1,106)
- ------------------------------------------------------------------------
                                                 $5,161          $5,409
========================================================================

           NOTE 4. TRANSACTIONS WITH RELATED PARTY AND EXPORT SALES.
           The Company has had distribution and research agreements with Becton Dickinson and Company ("BD"), which held a minority ownership interest in the Company through March 1995, and representation on the Company's Board of Directors through July 1994. Revenues from BD totaled approximately $604,000 (2% of total revenues) for the year ended March 31, 1996, $2,549,000 (8% of total revenues) for 1995, and $8,537,000 (29% of total revenues) for 1994.

                                                                   Exhibit 13.1

The Company's export sales were as follows:

                            (In thousands, except per share data)
                                         (Unaudited)

Years ended March 31,                1996           1995            1994
- -------------------------------------------------------------------------
Europe                             $4,572         $3,631          $3,138
Asia                                3,805          2,340           1,645
Other international                   674            591             136
- -------------------------------------------------------------------------
                                   $9,051         $6,562          $4,919
=========================================================================

           Sales and operating income (loss) for the three years ended March 31, 1996 and identifiable assets at the end of each of those years, classified by geographic area, were as follows (in thousands):

Fiscal years ended                                  1996        1995       1994
- ----------------------------------------------------------------------------------
Sales to unaffiliated customers from:
      United States                              $ 30,178    $ 27,360    $ 26,230
      Europe                                        4,303       3,707       2,152
- ----------------------------------------------------------------------------------
                                                 $ 34,481    $ 31,067    $ 28,382
=================================================================================
Operating income (loss):

      United States                              $    865    $(4,385)    $(2,687)
      Europe                                           91         888         747
- ----------------------------------------------------------------------------------
                                                 $    956    $(3,497)    $(1,940)
==================================================================================
Identifiable assets:

      United States                              $ 27,117    $ 27,444    $ 27,786
      Europe                                        6,217       7,080       5,147
- ----------------------------------------------------------------------------------
                                                 $ 33,334    $ 34,524    $ 32,933
==================================================================================

           Intersegment sales to affiliates totaled $1,613,000, $1,002,000 and $839,000 in the three years ended March 31, 1996, 1995 and 1994, respectively.

           NOTE 5.  LEASE COMMITMENTS.
Rent expense under operating leases (net of sublease income) totaled $128,000, $103,000, and $861,000 for the years ended March 31, 1996, 1995 and 1994, respectively.

           The Fiscal 1995 reduction in rent expense is principally due to the Company's February 8, 1994 purchase of the land and building of its San Diego facility. The purchase price of the facility totaled approximately $7,700,000 and was financed by $7,000,000 in bank financing ($3,600,000 secured by the real estate, $3,400,000 secured by the balance of the Company's assets) and $700,000 in cash.

                                                                   Exhibit 13.1

           The Company leases equipment under capital lease agreements. Cost and accumulated amortization of equipment under capital leases in the accompanying balance sheet at March 31, 1996 are $203,000 and $47,000, respectively.

           NOTE 6. LONG-TERM DEBT, CAPITAL LEASES AND CREDIT FACILITY. Long-term debt consists of the following:

March 31,                                                      1996                1995
- -------------------------------------------------------------------------------------------
9.4% note secured by deed of trust,
      due November 2009, principal and
      interest payable monthly at $37,462                 $ 3,435,000         $ 3,554,000

10.5% unsecured note due September 30, 1997,
      interest commencing July 1, 1995,
      accrued interest and $50,000 in principal payable
      quarterly beginning June 30, 1995                       300,000             500,000

Non-interest bearing liability related to the
      purchase of the remaining 25% of QUIDEL
      France, due June 7, 1996                                248,000             248,000

10% unsecured note payable to minority
      stockholder of Inmuno Analitica, S.L,
      interest payable quarterly                               65,000              81,000

Obligations under capital leases                              125,000             119,000
- -------------------------------------------------------------------------------------------
                                                            4,173,000           4,502,000
Less current portion of long-term debt                        683,000             357,000
- -------------------------------------------------------------------------------------------
                                                          $ 3,490,000         $ 4,145,000
===========================================================================================

           The Company has an accounts receivable-based bank line of credit in an amount up to $3,000,000, which provides for interest at prime plus two percent (2%). The line of credit expires August 5, 1997. As of March 31, 1996, there were no outstanding borrowings under the line of credit.

           Future debt and lease payments for fiscal years ended after March 31, 1996 are as follows:

           1997                                $  683,000
           1998                                   285,000
           1999                                   203,000
           2000                                   173,000
           2001                                   191,000
           Thereafter                           2,638,000
- ----------------------------------------------------------
                                               $4,173,000
==========================================================

                                                                   Exhibit 13.1

           NOTE 7.  STOCKHOLDERS' EQUITY.
           Common Stock Warrants. The Company has outstanding warrants to purchase shares of its common stock as follows:

                                               Exercise               Number
Issue Date                   Term                Price             of Shares
- -----------------------------------------------------------------------------
January 1991                6 years              $2.95             1,861,294
April 1992                 10 years              $7.50               950,000
February 1994               5 years              $5.94               117,871
January 1995                5 years              $3.00                12,500
January 1995                5 years              $2.50                50,000
April 1995               4 yrs, 9 mos            $4.50               275,000
May 1995                    5 years           $4.75-$8.50             50,000
- -----------------------------------------------------------------------------
                                                                   3,316,665
=============================================================================

           The April 1995 warrant was issued in conjunction with obtaining the January 5, 1995 equity financing and the May 1995 warrant provides for vesting and a variable exercise price based on the average price of the Company's common stock. This warrant was issued to a public relations consultant.

           Director and Employee Stock Plans. The Company's 1990 Employee Stock Plan authorizes the Board of Directors to issue up to 1,750,000 shares of common stock under incentive stock rights, stock options, stock appreciation rights and stock purchase rights. The 1990 Director Option Plan provides for the grant of options to purchase up to 150,000 shares of common stock to non-employee members of the Board of Directors. As of March 31, 1996, 140,000 shares have been granted under the Plan.

           Stock Options. The Company has stock options outstanding which were issued under stock option plans to certain employees, paid consultants and directors. The options have terms ranging up to ten years, and generally vest over four to five years. The following table, which includes option activity under the 1990 Employee Stock Plan, summarizes stock option activity, in thousands, except per share information:

For the years ended March 31,                    1996        1995        1994
- --------------------------------------------------------------------------------
Outstanding at beginning of year                1,905       1,730        1,576
Granted                                           440         335          360
Exercised                                        (497)        (74)        (173)
Cancelled                                        (100)        (86)         (33)
- --------------------------------------------------------------------------------
Outstanding at end of year                      1,748       1,905        1,730
================================================================================
Average exercise price of outstanding
      options                                   $4.03       $3.58        $3.43

Average price of options exercised              $2.05       $ .82        $1.38
================================================================================

           Options to purchase 836,629 common shares are exercisable at March 31, 1996.

           Employee Stock Purchase Plan. The Employee Stock Purchase Plan allows full-time employees to purchase up to 400,000 shares of common stock through payroll deductions (which

                                                                   Exhibit 13.1

cannot exceed 10% of the employee's compensation) at the lower of 85% of fair market value at the beginning or end of each six-month option period. As of March 31, 1996, 327,460 shares had been issued under the Plan, leaving 72,540 shares available for future issuance.

           NOTE 8.  INCOME TAXES.
           The Company's effective Federal and California tax rate differed from the Federal statutory rate in fiscal 1996, 1995 and 1994 due to the utilization of available net operating loss carryforwards. Significant components of the Company's deferred tax assets as of March 31, 1996 are shown below. A valuation allowance of $31,328,000 has been recognized to offset the deferred tax assets as realization of such assets is uncertain.

March 31,                                           1996                1995
- --------------------------------------------------------------------------------
Deferred tax assets:
      Net operating loss carryforwards          $ 27,112,000       $ 28,010,000
      Tax credit carryforwards                     1,850,000          1,832,000
      Other - net                                  2,366,000          2,287,000
- --------------------------------------------------------------------------------
Total deferred tax assets                       $ 31,328,000       $ 32,129,000
Valuation allowance for
      deferred tax assets                        (31,328,000)       (32,129,000)
- --------------------------------------------------------------------------------
Net deferred tax assets                         $         --       $         --
================================================================================

           At March 31, 1996, the Company had Federal and California income tax net operating loss carryforwards of approximately $76,108,000 and $7,893,000 respectively, which will expire if not utilized to offset taxable income. Federal and California income tax net operating loss carryforwards of approximately $373,000 and $3,108,000, respectively, expired in the current year. The difference between the Federal and California tax loss carryforwards is primarily attributable to the capitalization of research and development expenses for California tax purposes and the fifty percent limitation on California loss carryforwards as well as the shorter five year carryforward period allowed by California (the Federal carryforward period is 15 years). The Company also has federal investment tax and research and development credit carryforwards of $1,744,000 and California research and development credit carryforwards of $163,000 which will expire if not utilized to offset taxable income.

           In accordance with Internal Revenue Code Section 382 and the California counterpart, a change in ownership of greater than 50% of a corporation within a three year period may limit the Company's ability to utilize its existing tax carryforwards. As a result of the 1991 merger with Monoclonal Antibodies, Inc., the Company succeeded to the tax carryforwards which were generated by Monoclonal and QUIDEL prior to the merger. Such loss carryforwards totaled approximately $76,000,000 and $8,000,000 for Federal and California purposes, respectively. The Company believes that, as a result of the merger, it is likely that such a change in ownership has occurred, with respect to both Monoclonal and QUIDEL, thereby limiting the utilization of these carryforwards.

                                                                   Exhibit 13.1

                          REPORT OF ERNST & YOUNG, LLP
                              INDEPENDENT AUDITORS

The Board of Directors and Stockholders
QUIDEL Corporation

We have audited the accompanying consolidated balance sheets of QUIDEL Corporation as of March 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QUIDEL Corporation at March 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.



                                       /S/ Ernst & Young LLP
                                    -------------------------------------------

San Diego, California
May 3, 1996


                       (Page 23 of the 1996 Annual Report)