Form 10-K, Exhibit 13
period 1997-03-31
QUIDEL CORP /DE/
filed 1997-06-27
CIK 353569

                                                                    Exhibit 13.1




                            SELECTED FINANCIAL DATA

The following selected financial data are derived from the financial statements of Quidel Corporation and should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

Years ended March 31, (in thousands, except per share data)    1997          1996          1995         1994          1993
---------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA

Revenues:
Quidel branded sales*                                      $ 41,086      $ 33,532      $ 28,782      $19,932       $14,612
OEM sales (U.S. marketing partners)                             833           949         2,285        8,450        13,099
                                                         -----------------------------------------------------------------
       Total net sales                                       41,919        34,481        31,067       28,382        27,711
Other revenues                                                2,803           572           470        1,090         1,046
                                                         -----------------------------------------------------------------
     Total revenues                                          44,722        35,053        31,537       29,472        28,757

Gross profit                                                 22,250        18,448        14,925       13,045        13,252

Research and development                                      6,700         4,130         3,728        3,830         4,088
Purchased in-process research
     and development**                                           -             -          1,423           -             -
Sales and marketing                                          10,744        10,451        10,470        9,097         6,141
General and administrative                                    3,534         3,483         3,271        3,148         2,954
Income (loss) from continuing operations
     before extraordinary credit                              3,549           579       (4,035)      (1,931)           420
Income (loss) per common share from
     continuing operations before
     extraordinary credit                                      0.16          0.03        (0.21)       (0.11)          0.02

Net income (loss)                                             3,549           579       (4,035)      (1,931)           709
Net income (loss) applicable to
     common stockholders per share                         $   0.16      $   0.03      $ (0.21)      $(0.11)       $  0.04

BALANCE SHEET DATA
Cash and cash equivalents                                  $ 10,096      $  2,538      $  3,878      $ 3,173       $ 5,621
Working capital                                              19,444        10,060         9,757        8,390        13,350
Total assets                                                 42,261        33,334        34,524       32,933        21,169
Long-term obligations and
     redeemable preferred stock                               3,203         3,490         4,145        4,725         8,315
Stockholders' equity                                         35,158        25,718        23,938       22,301         9,771
Stockholders' equity per share                             $   1.49      $   1.19      $   1.14      $  1.20       $  0.64
Common shares outstanding                                    23,546        21,550        20,983       18,459        15,122

*  Quidel branded and international sales

** Resulting from the acquisition of Pacific Biotech, Inc., discussed elsewhere herein




                 (Inside Front Cover of the 1997 Annual Report)

                                                                    Exhibit 13.1



          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


This discussion and analysis presents the factors that had a material effect on Quidel Corporation's ("Quidel" or the "Company") results of operations during the three years ended March 31, 1997.

RESULTS OF OPERATIONS During the past year there were a number of significant accomplishments which have begun to translate into meaningful financial results. Fiscal 1997 established new record highs as net sales increased 22% over the prior year level and provided the basis for a five-fold increase in net income to $3,549,000 or $.16 per share.

                    NET SALES TRENDS BY MAJOR PRODUCT BRANDS

                                                                                             Percent increase (decrease)
Years ended March 31, (in thousands)                            1997           1996           1995       1997       1996
-------------------------------------------------------------------------------------------------------------------------
Domestic Sales
    Professional sales  . . . . . . . . . . . . . . . .    $  25,891      $  16,132      $  14,629        60%         10%
    OTC sales   . . . . . . . . . . . . . . . . . . . .        1,383          2,876          2,413      (52%)         19%
    Clinical lab sales  . . . . . . . . . . . . . . . .        1,295          1,288          1,451         1%       (11%)
    OEM sales   . . . . . . . . . . . . . . . . . . . .          833            949          2,285      (12%)       (58%)
                                                         ----------------------------------------------------------------
         Total domestic sales . . . . . . . . . . . . .       29,402         21,245         20,778        38%          2%
                                                         ----------------------------------------------------------------

International Sales
    Export sales  . . . . . . . . . . . . . . . . . . .        8,060          9,059          6,562      (11%)         38%
    European subsidiary sales   . . . . . . . . . . . .        4,457          4,177          3,727         7%         12%
                                                         ----------------------------------------------------------------
         Total international sales  . . . . . . . . . .       12,517         13,236         10,289       (5%)         29%
                                                         ----------------------------------------------------------------

Total net sales                                            $  41,919      $  34,481      $  31,067        22%         11%
=========================================================================================================================

Domestic professional sales growth in fiscal 1997 is primarily related to an increase in sales of the Company's infectious disease products. This category includes the products which were the first to receive CDC waived categorization status, the QuickVue(R) In-Line One-Step Strep A Test and the QuickVue(R) H. Pylori Test, and the introduction of the CARDS(R) QS(R) and Concise(R) Performance Plus(TM) strep tests, not present in the prior year. Fiscal 1996 represented the first full year following the January 1995 acquisition of Pacific Biotech, Inc. ("PBI"). Sales of the PBI pregnancy and mononucleosis products provided the increase in fiscal 1996 sales over the fiscal 1995 level.

Quidel's domestic OTC home testing products have been distributed through Ansell Consumer Products ("Ansell") since January 1996. The reduction in OTC sales reflects lower unit sales prices to Ansell versus the previous direct sales to retail drug stores. This arrangement has allowed the Company to reduce its level of OTC sales and marketing expense (see Operating Expenses below).

International export sales declined in fiscal 1997 due to lower pregnancy product sales in Europe and Asia and a reduction in allergy test sales in Germany, resulting from a change in the authorized reimbursement level. The fiscal 1996 growth over 1995 is primarily due to the addition of the PBI products discussed above.

Sales from the Company's four European subsidiaries improved in fiscal 1997. Growth in existing product sales and the addition of new products such as the QuickVue(R) Chlamydia Test in Germany more than offset the $861,000 discontinued sales of non-Quidel branded products sold in the Netherlands and Spain during fiscal 1996.




                (Beginning on Page 8 of the 1997 Annual Report)

                                                                    Exhibit 13.1


          REVENUE FROM RESEARCH CONTRACTS, LICENSE FEES AND ROYALTIES

                                                                                              Percent increase (decrease)
Years ended March 31, (in thousands)                            1997           1996           1995       1997        1996
-------------------------------------------------------------------------------------------------------------------------
Contract research and development . . . . . . . . . . .    $   2,654      $      13      $     -          N/M         N/M
License fee income  . . . . . . . . . . . . . . . . . .           25            381            415      (93%)        (8%)
Royalty income  . . . . . . . . . . . . . . . . . . . .          124            178             55      (30%)        224%
                                                         ----------------------------------------------------------------
    Total                                                  $   2,803      $     572      $     470       390%         22%
=========================================================================================================================

Contract research and development revenue is principally related to funding provided by Glaxo Wellcome for the development of a rapid diagnostic test for influenza A and B. This multi-year program commenced in March 1996. The revenue recognized is equal to the sum of the program direct research cost (see Operating Expenses below) and allocated support service cost. License fee income generally relates to one- time fees received for the right to distribute the Company's products.

                                                  COST OF SALES AND GROSS PROFIT

                                                                                              Percent increase (decrease)
Years ended March 31, (in thousands)                            1997           1996           1995       1997        1996
---------------------------------------------------------------------------------------------------------------------------
    Direct Cost - material labor and
         other variable costs . . . . . . . . . . . . .    $  15,246      $  11,981      $  11,567        27%          4%
    As a percentage of sales  . . . . . . . . . . . . .          36%            34%            37%

    Direct Margin - contribution per sales dollar   . .          64%            66%            63%

    Manufacturing overhead cost   . . . . . . . . . . .        4,423          4,052          4,575         9%       (11%)
    As a percentage of sales  . . . . . . . . . . . . .          11%            12%            15%
                                                         ----------------------------------------------------------------
         Total cost of sales  . . . . . . . . . . . . .       19,669         16,033         16,142        23%        (1%)
                                                         ----------------------------------------------------------------

    Gross profit  . . . . . . . . . . . . . . . . . . .    $  22,250      $  18,448      $  14,925        21%         24%
    As a percentage of sales                                     53%            54%            48%
=========================================================================================================================

Gross profit increased with sales volume; however, as a percentage of sales, gross profit declined in fiscal 1997.

Fiscal 1997 direct margin as a percentage of sales has declined from fiscal 1996 due to a shift in the mix of product sales toward higher sales of strep throat tests, which provide a slightly lower direct margin contribution. In addition, the decline in OTC product sales prices to Ansell, discussed above, has reduced the direct margin percentage.

Manufacturing overhead cost is relatively fixed and, as such, increased sales volume reduces this cost as a percentage of sales resulting in a corresponding increase in the Company's gross profit rate. The decline in manufacturing overhead cost in fiscal 1996 from 1995 is due to the consolidation of the PBI manufacturing operations into the Company's facility at the beginning of fiscal 1996. The Company expects to be able to meet its medium-term capacity needs within its existing facility and, as such, management believes increased sales volume will provide an improved gross profit ratio.

                                                                    Exhibit 13.1


                                                              OPERATING EXPENSES

                                                                                              Percent increase (decrease)
Years ended March 31, (in thousands)                            1997           1996           1995       1997        1996
-------------------------------------------------------------------------------------------------------------------------
Research and Development
    Quidel research projects  . . . . . . . . . . . . .    $   4,539      $   4,117      $   3,728        10%         10%
    As a percentage of sales  . . . . . . . . . . . . .          11%            12%            12%
    Contract research - direct costs  . . . . . . . . .        2,161             13              -        N/M         N/M
    As a percentage of sales  . . . . . . . . . . . . .           5%              -              -
                                                         ----------------------------------------------------------------
         Total research and development . . . . . . . .        6,700          4,130          3,728        62%         11%
         As a percentage of sales . . . . . . . . . . .          16%            12%            12%
                                                         ----------------------------------------------------------------

Purchased in-process research and development . . . . .            -              -          1,423        N/M         N/M
As a percentage of sales  . . . . . . . . . . . . . . .            -              -             5%
Sales and Marketing
    Domestic professional sales and marketing   . . . .        6,322          4,941          4,644        28%          6%
    Domestic OTC sales and marketing  . . . . . . . . .          519          1,378          1,990      (62%)       (31%)
    International sales and marketing   . . . . . . . .        3,903          4,132          3,836       (6%)          8%
                                                         ----------------------------------------------------------------
         Total sales and marketing  . . . . . . . . . .       10,744         10,451         10,470         3%           -
         As a percentage of sales   . . . . . . . . . .          26%           30%            34%

General and Administrative  . . . . . . . . . . . . . .        3,534          3,483          3,271         1%          6%
    As a percentage of sales  . . . . . . . . . . . . .           8%            10%            10%
                                                         ----------------------------------------------------------------

Total operating expenses  . . . . . . . . . . . . . . .    $  20,978      $  18,064      $  18,892        16%        (4%)
As a percentage of sales  . . . . . . . . . . . . . . .          50%            52%            61%
Total operating expenses excluding contract research
    and purchased in-process research   . . . . . . . .    $  18,817      $  18,051      $  17,469         4%          3%
As a percentage of sales                                         45%            52%            56%
=========================================================================================================================

Research and development effort was substantially increased in fiscal 1997 as the Company entered into several collaborative product development programs. The Glaxo Wellcome influenza A and B program, discussed above, is the largest of these projects. Contract research expense now represents one-third of the Company's total research and development investment.

Sales and marketing efficiency continued to improve in fiscal 1997 as the overall cost declined to 26% of sales. The domestic professional sales and marketing cost increased 28% in fiscal 1997 which is related to the 60% increase in domestic professional sales volume discussed above. Domestic OTC sales and marketing cost continues to decline as these costs are assumed by Ansell. This savings partially offsets the lower margin from reduced sales prices under this distribution agreement.

General and administrative costs continue to be closely managed and have now declined to 8% of sales.

Overall operating expenses, excluding contract research expense that is funded by contract research revenue, increased 4% in fiscal 1997 and declined as a percent of sales to 45% from 52% in fiscal 1996.

OTHER INCOME AND EXPENSE Interest and other expense consisted primarily of interest expense which declined $92,000 in fiscal 1997 to $449,000 due to the reduction in the level of debt.

NET INCOME (LOSS) The fiscal 1997 net income of $3,549,000 reflects the impact of a 22% increase in sales volume creating a 21% increase in gross profit which, when offset by a 4% increase in operating expenses (excluding contract research), accomplished a five-fold increase over fiscal 1996. The fiscal 1996 improvement in net income over the 1995 net loss was due to increased sales and gross profit provided by the PBI products and reduced operating expenses related to the PBI consolidation and the prior year's $1,423,000 expense of PBI in-process research and development.

The Company's operating results may continue to fluctuate on a quarter-to-quarter basis as a result of a number of factors, including the competitive and economic factors affecting the Company's markets, actions of our major distributors, adverse actions or delays in product reviews by the United States Food and Drug Administration, the degree of acceptance that our new products

                                                                    Exhibit 13.1


achieve during the year and the seasonal nature (fall and winter sales) of the Company's strep throat tests which accounted for approximately 25% of fiscal 1997 total sales.

In April 1997, Becton Dickinson and Co. (the "plaintiff") filed a lawsuit against the Company alleging that the Company's strep and chlamydia products and certain of its pregnancy and ovulation products (collectively, the "Products") infringe on two patents of the plaintiff. The Products in issue represent a substantial majority of the Company's revenues. In June 1997, the Company entered into a settlement agreement with the plaintiff. As a part of that agreement, the Company received a license from the plaintiff under both patents in exchange for a cash license fee, a royalty on net sales of the Products after April 1, 1997, and a license of the Company's Q-Label technology back to plaintiff (with a royalty on future net sales). The Company currently estimates that the annual amortization of the license fee and royalty payments (based on current sales levels of the Products) will result in an annual expense of approximately $1,900,000 per year. While the Company denied the allegations in the complaint and admitted no liability as part of the suit's resolution, the Company believed the settlement was warranted when balanced against the anticipated defense costs, the uncertainties of litigation in general, and the expected diversion of management's time and attention over an extended period.

LIQUIDITY AND CAPITAL RESOURCES At March 31, 1997, the Company had cash and cash equivalents of $10,096,000 compared to $2,538,000 at March 31, 1996. During fiscal 1997 the Company generated $5,197,000 in cash from operating activities. Cash flow provided by profitable operations and non-cash depreciation and amortization amounted to $6,082,000 and was offset by a net $885,000 in cash used to effect changes in other asset and liability accounts, principally accounts receivable.

Cash used for investment activities of $2,302,000 related primarily to capital expenditures to increase production capacity and enhance scientific research.

Cash generated from financing activities totaled $4,663,000 which was principally related to the $5,891,000 proceeds from the issuance of common stock (comprised of $5,500,000 from the exercise of warrants with a six-year life which were originally issued in January 1991 and $391,000 from employee stock option and stock purchase plan exercises), offset by the repayment of debt totaling $1,228,000.

The Company has an accounts receivable-based bank line of credit in an amount up to $3,000,000, which provides for interest at the bank's prime rate plus two percent. The line of credit expires August 5, 1998. As of March 31, 1997, there were no outstanding borrowings under the line of credit.

Quidel's principal capital requirements are for working capital. These requirements fluctuate as a result of numerous factors, such as the extent to which the Company uses or generates cash in operations, progress in research and development projects, competition and technological developments and the time and expenditures required to obtain governmental approval of its products. Based on the Company's current cash position and its current assessment of future operating results, management believes that its existing sources of liquidity should be adequate to meet the Company's operating needs during fiscal 1998.

Except for the historical information contained herein, the matters discussed in this annual report are, by their nature, forward-looking. For the reasons stated in this annual report or in the Company's Securities and Exchange Commission filings, or for various unanticipated reasons, actual results may differ materially.

                                                                    Exhibit 13.1



                     CONSOLIDATED STATEMENTS OF OPERATIONS


Years ended March 31, (in thousands, except per share data)                            1997          1996          1995
-------------------------------------------------------------------------------------------------------------------------
REVENUES
     Net sales, including $354, $431, and $2,285 from related parties for the
          years ended March 31, 1997, 1996 and 1995, respectively                 $  41,919     $  34,481      $ 31,067
     Research contracts, license fees and royalties                                   2,803           572           470
                                                                                  -------------------------------------
             Total revenues                                                          44,722        35,053        31,537

COSTS AND EXPENSES
     Cost of sales                                                                   19,669        16,033        16,142
     Purchased in-process research and development                                       -             -          1,423
     Research and development                                                         6,700         4,130         3,728
     Sales and marketing                                                             10,744        10,451        10,470
     General and administrative                                                       3,534         3,483         3,271
                                                                                  -------------------------------------
             Total costs and expenses                                                40,647        34,097        35,034

Operating income (loss)                                                               4,075           956       (3,497)

OTHER INCOME AND EXPENSE
     Interest and other income                                                          191           164           219
     Interest and other expense                                                       (594)         (541)         (757)
                                                                                  -------------------------------------
Income (loss) before provision for income taxes                                       3,672           579       (4,035)

Provision for income taxes                                                              123            -             -
                                                                                  -------------------------------------

Net income (loss)                                                                     3,549           579       (4,035)
Dividends and accretion on preferred stock                                               -             -             19
                                                                                  -------------------------------------

Net income (loss) applicable to common stockholders                               $   3,549     $     579    $  (4,054)
                                                                                  -------------------------------------

Net income (loss) applicable to common stockholders per share                     $     .16     $     .03    $    (.21)
                                                                                  -------------------------------------

Shares used in per share calculation                                                 22,791        22,684        18,987
                                                                                  -------------------------------------


See accompanying notes.





                (Beginning on Page 11 of the 1997 Annual Report)

                                                                    Exhibit 13.1



                          CONSOLIDATED BALANCE SHEETS


March 31, (in thousands)                                                                             1997             1996
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                                     $ 10,096         $  2,538
   Accounts receivable, net of allowances of $800 ($647 in 1996)                                    8,384            7,602
   Inventories, at lower of cost (first-in, first-out) or market:
      Raw materials                                                                                 1,842            1,899
      Work in process                                                                               1,216            1,014
      Finished goods                                                                                  726              578
                                                                                               ---------------------------
                                                                                                    3,784            3,491
   Prepaid expenses and other current assets                                                        1,080              555
                                                                                               ---------------------------
          Total current assets                                                                     23,344           14,186

Property and equipment, at cost
   Land                                                                                             1,080            1,080
   Building and improvements                                                                        8,976            8,704
   Equipment, furniture and fixtures                                                               10,857           10,114
                                                                                               ---------------------------
                                                                                                    20,91           19,898
      Less accumulated depreciation and amortization                                              (7,027)          (6,171)
                                                                                               ---------------------------
          Net property and equipment                                                               13,886           13,727

Intangible assets, net of accumulated amortization
      of $2,502 ($1,761 in 1996)                                                                    4,854            5,161
Other assets                                                                                          177              260
                                                                                               ---------------------------
                                                                                                 $ 42,261         $ 33,334
                                                                                               ---------------------------

Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable                                                                              $  2,132         $  1,361
   Accrued payroll and related expenses                                                             1,123              772
   Note payable to bank under line of credit                                                           -               441
   Current portion of long-term debt and obligations under capital leases                             183              683
   Deferred contract research revenue                                                                  -               337
   Other current liabilities                                                                          462              532
                                                                                               ---------------------------
             Total current liabilities                                                              3,900            4,126

Long-term debt and obligations under capital leases                                                 3,203            3,490
Commitments                                                                                            -                -

Stockholders' equity:
   Preferred stock, $.001 par value; 5,000 shares authorized, none issued or outstanding               -                -
   Common stock, $.001 par value; 50,000 shares authorized, 23,546
      shares issued and outstanding (21,550 in 1996)                                                   24               22
   Additional paid-in capital                                                                     115,943          110,054
   Accumulated deficit                                                                           (80,809)         (84,358)
                                                                                               ---------------------------
             Total stockholders' equity                                                            35,158           25,718
                                                                                               ---------------------------
                                                                                                 $ 42,261         $ 33,334
                                                                                               ---------------------------

See accompanying notes.

                                                                    Exhibit 13.1



                     CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, (in thousands)                                                    1997           1996         1995
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                                               $  3,549       $    579       $(4,035)
    Adjustments to reconcile net income (loss) to net
    cash flows provided by operating activities:
       Depreciation and amortization                                                   2,533          2,059          1,860
       Changes in assets and liabilities net of effects from the purchase of Pacific Biotech and Inmuno Analitica:
           Accounts receivable                                                         (782)          (780)          2,495
           Inventories                                                                 (293)          1,374            378
           Prepaid expenses and other current assets                                   (525)             78            317
           Accounts payable                                                              771          (815)          (708)
           Accrued payroll and related expenses                                          351          (108)             44
           Accrued acquisition expenses                                                   -           (621)          (515)
           Deferred contract research revenue                                          (337)            337             -
           Other current liabilities                                                    (70)        (1,151)            243
                                                                                  ----------------------------------------
              Net cash flows from operating activities                                 5,197            952             79

CASH FLOWS FROM INVESTING ACTIVITIES
    Additions to property and equipment                                              (1,878)        (2,489)        (1,878)
    Payment for purchase of Pacific Biotech, Inc., net of cash acquired                   -              -         (2,968)
    Decrease in restricted certificate of deposit                                         -              -           2,000
    Decrease (increase) in other assets and intangibles                                (424)          (319)            623
                                                                                  ----------------------------------------
              Net cash flows used for investing activities                           (2,302)        (2,808)         (2,223)

CASH FLOWS FROM FINANCING ACTIVITIES
    Net proceeds from issuance of common stock and warrants                            5,891          1,201          5,487
    Payments on obligations under capital leases                                        (43)          (117)            (7)
    Proceeds from issuance of debt                                                        -              -           4,352
    Repayments of debt                                                                 (744)          (335)        (5,631)
    Repayments of line of credit                                                       (441)          (233)        (1,333)
    Cash dividends paid to preferred stockholders                                         -              -            (19)
                                                                                  ----------------------------------------
              Net cash flows provided by financing activities                          4,663            516          2,849
                                                                                  ----------------------------------------
Net increase (decrease) in cash and cash equivalents                                   7,558        (1,340)            705
Cash and cash equivalents at beginning of year                                         2,538          3,878          3,173
                                                                                  ----------------------------------------
Cash and cash equivalents at end of year                                            $ 10,096       $  2,538       $  3,878
                                                                                  ----------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
    Cash paid during the year for interest                                          $    415       $    506       $    694
    Cash paid during the year for income taxes                                           122             -              -
    Purchase of equipment under capital lease                                             -             123             -

The Company purchased all of the capital stock of Pacific Biotech, Inc. for $2,970.
In conjunction with the acquisition, liabilities were assumed as follows:
       Fair value of assets acquired                                                      -              -        $  5,540
       Cash paid for capital stock                                                        -              -         (2,970)
                                                                                  ----------------------------------------
           Liabilities assumed                                                            -              -        $  2,570


See accompanying notes.

                                                                    Exhibit 13.1



                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                 Common Stock      Additional
                                                              -------------------    paid-in     Accumulated
(in thousands)                                                Shares    Amount       capital        deficit        Total
-------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1994                                     18,459      $ 18     $ 103,166      $(80,883)       $ 22,301

    Issuance of common stock for cash under
    stock options and stock purchase plans                       150        -            239             -             239
    Issuance of common stock upon exercise of warrants           500         1         1,124             -           1,125
    Issuance of warrant in connection with debt                                            8             -               8
    Issuance of common stock in purchase of
         majority interest in Inmuno Analitica                    74        -            204             -             204
    Issuance of Series B Preferred Stock on January 5,
         1995 which was converted to common stock
         on January 31, 1995, net of issuance costs
         of $385,000                                           1,800         2         4,113             -           4,115
    Dividends on preferred stock                                  -         -             -            (19)           (19)

    Net loss                                                      -         -             -         (4,035)        (4,035)
                                                             -------------------------------------------------------------

Balance at March 31, 1995                                     20,983      $ 21     $ 108,854      $(84,937)       $ 23,938

    Issuance of common stock for cash under
         stock options and stock purchase plans                  567         1         1,200             -           1,201

    Net income                                                    -         -             -             579            579
                                                             -------------------------------------------------------------

Balance at March 31, 1996                                     21,550      $ 22     $ 110,054      $(84,358)       $ 25,718

    Issuance of common stock for cash under
         stock options and stock purchase plans                  134        -            391             -             391
    Issuance of common stock upon exercise of warrants         1,862         2         5,498             -           5,500

    Net income                                                    -         -             -           3,549          3,549
                                                             -------------------------------------------------------------

Balance at March 31, 1997                                     23,546       $24     $ 115,943      $(80,809)       $ 35,158
                                                             -------------------------------------------------------------


See accompanying notes.

                                                                    Exhibit 13.1



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Quidel Corporation (the "Company") develops, manufactures and markets diagnostic products for human healthcare. The following is a summary of the Company's significant accounting policies.

CONSOLIDATION The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions.

CASH AND CASH EQUIVALENTS Cash equivalents consist of short-term highly liquid investments which include certificates of deposit, commercial paper, bankers acceptances with original maturities of three months or less, and money market fund investments, all of which are stated at cost, which approximates market. The Company has established practices relative to diversification and maturities for safety and liquidity purposes. These practices are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company has not experienced any losses on its cash equivalents and short-term investments.

The Company accounts for its investments in debt and equity securities in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires companies to record certain debt and equity security investments at market value.

CONCENTRATION OF CREDIT RISK The Company sells its products to medical product distribution companies and physicians worldwide. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company has established provisions for potential credit losses that are expected to be incurred.

DEPRECIATION AND AMORTIZATION Depreciation and amortization of building and equipment are provided on the straight-line method over the following estimated useful lives: building - 40 years; equipment - 3 to 10 years; building improvements - life of asset; furniture and fixtures - 3 to 10 years. Amortization of trademarks and distribution agreements is provided on the straight-line method over 10 years. Amortization of capitalized patent costs is provided on the straight-line method over the useful life of the patent.

REVENUE RECOGNITION Revenue from product sales are recorded net of estimated returns at the time the product is shipped. Revenues from contracts to perform research and development and license fees are recorded as earned based on the performance requirements of the agreements. Payments in excess of amounts earned are deferred. Revenue from the licensing of distribution rights is recorded at the time of the transaction.

NET INCOME (LOSS) PER SHARE Net income (loss) per share has been computed using the weighted average number of common shares and dilutive common stock equivalents outstanding during each year in which the Company had net income. Common shares issuable upon exercise of certain warrants and stock options were not included in the calculations of loss per share since the effect of their inclusion would be antidilutive. Common stock equivalents result from outstanding warrants and options to purchase common stock.

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 Earnings per Share. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997 and replaces APB Opinion 15, Earnings per Share ("EPS"). SFAS No. 128 requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings of this entity. The Company plans to adopt SFAS No. 128 beginning with its financial statements for the third fiscal quarter ended December 31, 1997. The impact of SFAS No. 128 on the calculation of either basic or diluted net income (loss) per share for the years ended March 31, 1997, 1996 and 1995 is not expected to be material.

                (Beginning on Page 15 of the 1997 Annual Report)

                                                                    Exhibit 13.1


FOREIGN OPERATIONS Foreign currency transaction gains and losses were not significant during any period presented.

IMPAIRMENT OF LONG-LIVED ASSETS Effective April 1, 1996, the Company adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption of the SFAS No. 121 had no material effect on the Company's financial position or results of operations.

STOCK OPTIONS The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under SFAS No. 123 "Accounting for Stock-Based Compensation" requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2.  ACQUISITION OF PACIFIC BIOTECH

In January 1995, the Company acquired all of the outstanding capital stock of Pacific Biotech, Inc., a California corporation ("PBI"), from Eli Lilly and Company for a purchase price of approximately $5,540,000 ($2,970,000 in cash plus the assumption of PBI liabilities and related expenses which totaled $2,570,000). PBI develops and manufactures rapid diagnostic tests for the detection of pregnancy and infectious diseases such as strep throat and mononucleosis. The Company's consolidated financial statements include the results of PBI from January 1, 1995 forward.

The acquisition was accounted for as a purchase and the Company allocated $4,117,000 of the purchase price to the fair value of the assets acquired, principally accounts receivable, inventories and equipment. The remaining $1,423,000 was expensed as in-process research and development in the 1995 statement of operations.

The Company obtained the funds for the PBI stock purchase from the sale of 45,000 shares of newly-authorized Series B Preferred Stock at a purchase price of $100 per share. Effective January 31, 1995, all outstanding shares of Series B Preferred Stock were converted into an aggregate of 1.8 million shares of common stock.

NOTE 3.  INTANGIBLE ASSETS

Intangible assets consist of the following:

March 31, (in thousands)                               1997            1996
---------------------------------------------------------------------------
Trademarks and distribution agreements  . . . .   $   4,461       $   4,456
Patent costs  . . . . . . . . . . . . . . . . .       2,115           1,882
Other . . . . . . . . . . . . . . . . . . . . .         780             584
                                                  -------------------------
                                                      7,356           6,922
Less accumulated amortization . . . . . . . . .      (2,502)         (1,761)
                                                  -------------------------
                                                  $   4,854       $   5,161
===========================================================================

Certain patent filing costs are capitalized and amortized upon the issuance of the related patent.

NOTE 4.  TRANSACTIONS WITH RELATED PARTY

The Company has had distribution and research agreements with Becton Dickinson and Company ("BD"), which held a minority ownership interest in the Company through March 1995. Revenues from BD totaled approximately $476,000 (1% of total

                                                                    Exhibit 13.1


revenues), $604,000 (2% of total revenues) and $2,549,000 (8% of total revenues) for the three years ended March 31, 1997, 1996 and 1995, respectively.

NOTE 5.  EXPORT SALES AND FOREIGN OPERATIONS

The Company's export sales were as follows:

Years ended March 31, (in thousands)                 1997            1996            1995
-----------------------------------------------------------------------------------------
Europe  . . . . . . . . . . . . . . . . . . .     $ 4,275         $ 4,572         $ 3,631
Asia  . . . . . . . . . . . . . . . . . . . .       3,047           3,805           2,340
Other international . . . . . . . . . . . . .         738             682             591
                                                -----------------------------------------
                                                  $ 8,060         $ 9,059         $ 6,562
=========================================================================================

Sales and operating income (loss) for the three years ended March 31, 1997 and identifiable assets at the end of each of those years, classified by geographic area, were as follows:

Years Ended March 31, (in thousands)                  1997            1996            1995
------------------------------------------------------------------------------------------
Sales to unaffiliated customers from:
    United States   . . . . . . . . . . . . . .    $37,462         $30,304        $ 27,340
    Europe  . . . . . . . . . . . . . . . . . .      4,457           4,177           3,727
                                                 -----------------------------------------
                                                   $41,919         $34,481        $ 31,067
                                                 -----------------------------------------
Operating income (loss):
    United States   . . . . . . . . . . . . . .    $ 3,679         $   865        $(4,385)
    Europe  . . . . . . . . . . . . . . . . . .        396              91             888
                                                 -----------------------------------------
                                                   $ 4,075         $   956        $(3,497)
                                                 -----------------------------------------
Identifiable assets:
    United States   . . . . . . . . . . . . . .    $36,308         $27,117        $ 27,444
    Europe  . . . . . . . . . . . . . . . . . .      5,953           6,217           7,080
                                                 -----------------------------------------
                                                   $42,261         $33,334        $ 34,524
==========================================================================================

Intersegment sales to affiliates totaled $2,301,000, $1,613,000 and $1,002,000 in the three years ended March 31, 1997, 1996 and 1995, respectively.

NOTE 6.  LEASE COMMITMENTS

Rent expense under operating leases totaled $152,000, $128,000 and $103,000 for the years ended March 31, 1997, 1996 and 1995, respectively.

The Company leases equipment under capital lease agreements. Cost and accumulated amortization of equipment under capital leases in the accompanying balance sheets at March 31, 1997 are $181,000 and $64,000, respectively, and at March 31, 1996 are $203,000 and $47,000, respectively.

NOTE 7.  LONG-TERM DEBT, CAPITAL LEASES AND CREDIT FACILITY

Long-term debt and capital leases consist of the following:

                                                                    Exhibit 13.1


March 31, (in thousands)                                                                             1997            1996
-------------------------------------------------------------------------------------------------------------------------
9.4% note secured by deed of trust on the Company's San Diego facility,
    principal and interest of $37 payable monthly through November 2009   . . . . . . . . . .     $ 3,303         $ 3,435
Other long-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          -              613
Obligations under capital leases  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          83             125
                                                                                                -------------------------
                                                                                                    3,386           4,173

Less current portion of long-term debt and obligations under capital leases . . . . . . . .           183             683
                                                                                            -----------------------------
                                                                                                  $ 3,203         $ 3,490
=========================================================================================================================

The Company has an accounts receivable-based bank line of credit in an amount up to $3,000,000, which provides for interest at prime plus two percent (10.25% at March 31, 1997). The line of credit expires August 5, 1998. As of March 31, 1997, there were no outstanding borrowings under the line of credit.

Future debt and lease payments for fiscal years ended after March 31, 1997 are as follows (in thousands):

                      1998   . . . . . . . .    $  183
                      1999   . . . . . . . .       200
                      2000   . . . . . . . .       174
                      2001   . . . . . . . .       191
                      2002   . . . . . . . .       209
                      Thereafter   . . . . .     2,429
                                              --------
                                                $3,386
                                              --------

NOTE 8.  STOCKHOLDERS' EQUITY

COMMON STOCK WARRANTS The Company has outstanding warrants to purchase shares of its common stock as follows:

                                                    Exercise          Number
Issue Date                        Term               Price          of Shares
-----------------------------------------------------------------------------
April 1992                     10 years               $7.50          950,000
February 1994                   5 years               $5.94          117,871
January 1995                    5 years               $3.00           12,500
January 1995                    5 years               $2.50           50,000
April 1995                 4 yrs, 9 mos               $4.50          275,000
May 1995                        5 years       $4.75 - $8.50           50,000
                                                                ------------
                                                                   1,455,371
                                                                  ----------

During the period of October 1996 through January 1997, warrants for a total of 1,861,294 common shares, at an exercise price of $2.95, were exercised and resulted in the receipt of $5,500,000.

STOCK OPTIONS The Company has stock options outstanding which were issued under stock option plans to certain employees, paid consultants and directors. The options have terms ranging up to ten years and generally vest over four to five years. In fiscal 1997 the number of shares authorized to be issued under the Company's 1990 Employee Stock Plan was increased by 750,000 to a total of 2,500,000 shares of common stock, under incentive stock rights, stock options, stock appreciation rights and stock purchase rights. Also in fiscal 1997, the Company's stockholders authorized the establishment of the 1996 Non-Employee Directors Stock Option Plan ("1996 Plan") which provides for the grant of options to purchase up to 400,000 shares of common stock. As of March 31, 1997, 320,000 shares have been granted under the 1996 Plan. Options for 131,625 shares of common stock previously granted under the 1990 Director Option Plan remain outstanding.

                                                                    Exhibit 13.1


The following table summarizes option activity in terms of thousands of shares and the weighted average exercise per share:

                                                                        1997               1996                1995
For the years ended March 31,                                      Shares     Price   Shares     Price    Shares    Price
-------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year  . . . . . . . . . . . . . . .     1,748    $ 4.03    1,905    $ 3.57     1,730   $ 3.43
Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . .       818      3.77      440      3.74       335     3.96
Exercised . . . . . . . . . . . . . . . . . . . . . . . . . . .      (87)      2.41    (497)      2.05      (74)      .82
Canceled  . . . . . . . . . . . . . . . . . . . . . . . . . . .     (348)      4.33    (100)      4.15      (86)     4.65
                                                                    -----------------------------------------------------
Outstanding at end of year                                          2,131    $ 3.94    1,748    $ 4.03     1,905   $ 3.57
=========================================================================================================================

At March 31, 1997, 904,636 shares remained available for grant under the plans.

Following is a further breakdown of the options outstanding as of March 31, 1997:

                                              Contractual                                                   Weighted
                                               Weighted             Weighted                                Average
                            Options             Average              Average           Options           Exercise Price
         Range of         Outstanding          Remaining            Exercise         Exercisable           of Options
     Exercise Prices        (000's)          Life in Years            Price            (000's)            Exercisable
-------------------------------------------------------------------------------------------------------------------------
              $0.72             80               0.71               $ 0.72                80                $ 0.72
      $2.875-$3.625          1,044               8.59                 3.60                90                  3.42
        $3.75-$4.50            681               5.85                 4.30               318                  4.26
      $4.625-$6.625            326               4.96                 5.08               303                  5.09
-------------------------------------------------------------------------------------------------------------------------
       $0.72-$6.625          2,131               6.86               $ 3.94               791                $ 4.12

The weighted average fair value of options granted during 1997 and 1996 was $2.53 and $2.22, respectively.

Pro forma information regarding net income and net income per share is required by SFAS No. 123 and has been determined as if the Company has accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was established at the date of grant using the Black - Scholes option pricing model with the following weighted average assumptions for 1997 and 1996, respectively: risk-free interest rates of 6.6% and 6.4%; dividend yields of 0%; volatility factor of the expected market price of the Company's common stock of 65% and a weighted-average life of the options of 5.7 years.

The Black - Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options and the shares granted under the employee stock purchase plan is amortized to expense over their respective vesting or option periods. The effects of applying SFAS No. 123 for pro forma disclosure purposes are not likely to be representative of the effects on pro forma net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1996. The Company's pro forma information follows:

Years ended March 31, (in thousands)                                                          1997                  1996
-------------------------------------------------------------------------------------------------------------------------
Net income as reported  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $    3,549              $   579
Adjusted pro forma net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $    3,135              $   363
Net income per share as reported  . . . . . . . . . . . . . . . . . . . . . . . . . . . . $      .16              $   .03
Adjusted pro forma net income per share                                                   $      .14              $   .02
-------------------------------------------------------------------------------------------------------------------------

EMPLOYEE STOCK PURCHASE PLAN In fiscal 1997, the number of shares authorized to be issued under The Employee Stock Purchase Plan ("the Plan") was increased by 100,000 to a total of 500,000 shares of common stock. Under the Plan, full-time employees are allowed to purchase common stock through payroll deductions (which cannot exceed 10% of the employee's compensation) at the

                                                                    Exhibit 13.1


lower of 85% of fair market value at the beginning or end of each six-month option period. As of March 31, 1997, 374,853 shares had been sold under the Plan, leaving 125,147 shares available for future issuance.

NOTE 9.  INCOME TAXES

The provision for income taxes for fiscal 1997 totaled $123,000, comprised of a current federal tax provision of $93,000 and a current state tax provision of $30,000. An income tax provision was not applicable in fiscal 1996 and 1995.

The Company's effective Federal and California tax rate differed from the Federal statutory rate in fiscal 1997, 1996 and 1995 due to the utilization of available net operating loss carryforwards.

Significant components of the Company's deferred tax assets as of March 31 are shown below. A valuation allowance of $29,343,000 has been recognized to offset the deferred tax assets as realization of such assets is uncertain.

March 31, (in thousands)                                                                          1997               1996
-------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
    Net operating loss carryforwards  . . . . . . . . . . . . . . . . . . . . . . . . . .    $  25,244           $ 27,112
    Tax on credit carryforwards   . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,841              1,850
    Other-net   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2,258              2,366
                                                                                           ------------------------------
Total deferred tax assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       29,343             31,328
Valuation allowance for deferred tax assets . . . . . . . . . . . . . . . . . . . . . . .     (29,343)           (31,328)
                                                                                           ------------------------------
Net deferred tax assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $      -            $     -
=========================================================================================================================

At March 31, 1997, the Company had Federal and California income tax net operating loss carryforwards of approximately $72,790,000 and $5,967,000, respectively, which will expire if not utilized to offset taxable income. The difference between the Federal and California tax loss carryforwards is primarily attributable to the capitalization of research and development expenses for California tax purposes and the fifty percent limitation on California loss carryforwards as well as the shorter five year carryforward period allowed by California (the Federal carryforward period is 15 years). The Company also has federal investment tax, research and development and alternative minimum tax credit carryforwards of $1,673,000 and California research and development, manufacturers' investment and alternative minimum tax credit carryforwards of $168,000 which will expire if not utilized to offset taxable income.

A reconciliation between the amount of tax computed by multiplying income before taxes by the applicable statutary rate and the effective tax rate is as follows:

Years Ended March 31,                               1997             1996             1995
------------------------------------------------------------------------------------------
Statutary tax rate  . . . . . . . . . . . . . . .   34.0%            34.0%           (34.0%)
Utilization of valuation allowance  . . . . . . .  (31.2)           (34.0)            -
Increases in valuation allowance  . . . . . . . .                    -                34.0
State taxes net of federal benefit  . . . . . . .    0.6             -                -
Other . . . . . . . . . . . . . . . . . . . . . .    0.1             -                -
                                                  ------------------------------------------
Effective rate                                       3.5%            -                -
============================================================================================

In accordance with Internal Revenue Code Section 382, a change in ownership of greater than 50% of a corporation within a three year period may limit the Company's ability to utilize its existing net operating losses and tax credit carryforwards. As a result of the 1991 merger with Monoclonal Antibodies, Inc., the Company succeeded to the tax carryforwards which were generated by Monoclonal and Quidel prior to the merger. Such loss carryforwards totaled approximately $76,000,000 and $8,000,000 for Federal and California purposes, respectively. The Company believes that, as a result of the merger, such a change in ownership has occurred. However, the Company does not believe application of Section 382 will materially impact the utilization of the Company's net operating losses and tax credits.

                                                                    Exhibit 13.1


NOTE 10. LEGAL PROCEEDINGS

In April 1997, Becton Dickinson and Co. (the "plaintiff") filed a lawsuit against the Company alleging that the Company's strep and chlamydia products and certain of its pregnancy and ovulation products (collectively, the "Products") infringe on two patents of the plaintiff. The Products in issue represent a substantial majority of the Company's revenues. In June 1997, the Company entered into a settlement agreement with the plaintiff. As a part of that agreement, the Company received a license from the plaintiff under both patents in exchange for a cash license fee, a royalty on net sales of the Products after April 1, 1997, and a license of the Company's Q-Label technology back to plaintiff (with a royalty on future net sales).

                                                                    Exhibit 13.1



                          REPORT OF ERNST & YOUNG LLP,
                              INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Quidel Corporation

We have audited the accompanying consolidated balance sheets of Quidel Corporation as of March 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quidel Corporation at March 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.


                                            /S/   ERNST & YOUNG LLP
                                            -------------------------------
San Diego, California
May 9, 1997, except for Note 10,
as to which the date is June 13, 1997


                      (Page 20 of the 1997 Annual Report)