Form 10-K, Exhibit 13
period 1998-03-31
QUIDEL CORP /DE/
filed 1998-06-29
CIK 353569

                                                                    Exhibit 13.1

37

                             SELECTED FINANCIAL DATA

The following selected financial data are derived from the financial statements of Quidel Corporation and should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.


Years ended March 31, (in thousands,
except per share data)                             1998             1997             1996             1995            1994
===========================================================================================================================

STATEMENT OF OPERATIONS DATA
Revenues:
Quidel branded sales*........................$    44,910      $    41,086     $     33,532     $     28,782     $    19,932
OEM sales (U.S. marketing partners)..........        811              833              949            2,285           8,450
                                             ------------------------------------------------------------------------------
           Total net sales...................     45,721           41,919           34,481           31,067          28,382
Other revenues...............................      3,758            2,803              572              470           1,090
                                             ------------------------------------------------------------------------------
       Total revenues........................     49,479           44,722           35,053           31,537          29,472
Gross profit ................................     21,473           22,250           18,448           14,925          13,045
Research and development.....................      7,940            6,700            4,130            3,728           3,830
Purchased in-process research
       and development**.....................         --               --               --            1,423              --
Sales and marketing..........................     10,625           10,744           10,451           10,470           9,097
Write down of investment
       in European Subsidiaries..............      3,058               --               --               --              --
General and administrative...................      5,107            3,534            3,483            3,271           3,148
Provision for income taxes...................         76              123               --               --              --
Tax benefit from
       net operating loss carryforward.......      (2,707)             --               --               --              --

Net income (loss)............................$     1,110      $     3,549     $        579     $     (4,035)    $     (1,931)
Net income (loss) diluted per share..........$      0.05      $      0.16     $       0.03     $      (0.21)    $      (0.11)


BALANCE SHEET DATA
Cash and cash equivalents....................$     9,720      $    10,096     $      2,538     $      3,878     $     3,173
Working capital..............................     16,790           19,444           10,060            9,757           8,390
           Total assets......................     47,782           42,261           33,334           34,524          32,933
Long-term obligations........................      3,002            3,203            3,490            4,145           4,725
Stockholders' equity.........................     36,889           35,158           25,718           23,938          22,301
Stockholders' equity per share...............$      1.55      $      1.49     $       1.19     $       1.14     $      1.20
Common shares outstanding....................     23,749           23,546           21,550           20,983          18,459

*Quidel branded and international sales
**Resulting from the acquisition of Pacific Biotech, Inc.


                 (Inside Front Cover of the 1998 Annual Report)

                                                                    Exhibit 13.1


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Except for the historical information contained herein, the matters discussed in this report are by their nature forward-looking. For the reasons stated in this report or in the Company's Securities and Exchange Commission filings, or for various unanticipated reasons, actual results may differ materially. The Company's operating results may continue to fluctuate on a quarter-to-quarter basis as a result of a number of factors, including seasonality, the competitive and economic factors affecting the Company's domestic and international markets, actions of our major distributors, manufacturing and production delays or difficulties, adverse actions or delays in product reviews by United States Food and Drug Administration ("FDA"), and the degree of acceptance that our new products achieve during the year.

The Company has a new president and chief executive officer, Andre de Bruin. In March 1998, Steven T. Frankel, president and chief executive officer, resigned. One June 10, 1998 the board of directors announced that Andre de Bruin, vice chairman of the board, had been appointed president and chief executive officer. The Company believes that Mr. de Bruin will provide a fresh vision and valuable leadership in the years ahead.

        Fiscal 1998 sales established a new record high for the Company increasing 9% over the prior year level. Net income for the year declined to $1,110,000 or $.05 per share from $3,549,000 or $.16 per share in fiscal 1997.


                    NET SALES TRENDS BY MAJOR PRODUCT BRANDS


                                                                                                    Percent increase (decrease)
Years ended March 31, (in thousands)             1998             1997             1996              1998                1997
==============================================================================================================================
DOMESTIC SALES
      Professional sales ...........          $30,418          $25,891          $16,132               17%                60%
      OTC sales ....................            1,900            1,383            2,876               37%               (52%)
      Clinical lab sales ...........            1,271            1,295            1,288               (2%)                1%
      OEM sales ....................              811              833              949               (3%)              (12%)
                                             ---------------------------------------------------------------------------------
           Total domestic sales ....           34,400           29,402           21,245               17%                38%
                                             ---------------------------------------------------------------------------------

INTERNATIONAL SALES
      Export sales .................            6,774            8,060            9,059              (16%)              (11%)
      European subsidiary sales ....            4,547            4,457            4,177                2%                 7%
                                             ---------------------------------------------------------------------------------
           Total international sales           11,321           12,517           13,236              (10%)               (5%)
                                             ---------------------------------------------------------------------------------

Total net sales  ...................          $45,721          $41,919          $34,481                9%                22%
==============================================================================================================================

Domestic professional sales growth for both fiscal 1998 and fiscal 1997 is primarily related to an increase in sales of the Company's infectious disease products. This category includes the products which were the first to receive CDC waived categorization status, the QuickVue(R) In-Line One-Step Strep A Test and the QuickVue(R) H. Pylori Test, and the introduction of the CARDS(R) QS(R) and Concise(R) Performance Plus(TM) strep tests, not present in fiscal 1996.

Quidel's domestic OTC home testing product sales improved in fiscal 1998, which represented the second full year of distribution through Ansell Consumer Products ("Ansell"). The conversion to distribution through Ansell has allowed the Company to reduce its level of OTC sales and marketing expenses (see Operating Expenses, below).

International sales have declined over the past two years. Declining export sales levels reflect the expiration of distribution agreements in Japan and Korea and the reduction in European allergy test sales due to a change in reimbursement level. European subsidiary sales, although not significant in total, grew 27% in fiscal 1998 to $1,739,000 in Germany.

The Company is in the process of defining its strategic objectives to increase profitability. As part of this process, the Company has reassessed its international sales strategy and has decided to change the management structure responsible for international sales and to discontinue the operations of certain European subsidiaries. The Company plans to continue this business through distribution partners.

                 (Beginning on Page 3 of the 1998 Annual Report)

                                                                    Exhibit 13.1

           REVENUE FROM RESEARCH CONTRACTS, LICENSE FEES AND ROYALTIES

                                                                                                        Percent increase (decrease)
Years ended March 31, (in thousands)                         1998            1997            1996            1998             1997
===================================================================================================================================
Contract research and development.....................   $  3,483          $2,654          $   13              31%             N/M
License fee income ...................................        100              25             381             300%             (93%)
Royalty income .......................................        175             124             178              41%             (30%)
                                                         ---------------------------------------------------------------------------
      Total ..........................................   $  3,758          $2,803          $  572              34%             390%
===================================================================================================================================

Contract research and development revenue is principally related to funding provided by Glaxo Wellcome ("Glaxo") for two multi-year rapid diagnostic test development programs, influenza A and B, which commenced in March 1996, and the development of two point-of-care diagnostic tests to detect genital herpes, which commenced in October 1997. Both of these programs are expected to be completed and, if successful, submitted to the FDA for marketing approval during the first half of fiscal 1999. The revenue recognized under the Glaxo programs is equal to the sum of the program direct research cost (see Operating Expenses, below) and allocated support service cost. License fee income generally relates to one-time fees received for the right to distribute the Company's products.

                         COST OF SALES AND GROSS PROFIT


                                                                                                        Percent increase (decrease)
Years ended March 31, (in thousands)               1998                1997               1996             1998          1997
====================================================================================================================================
Direct Cost - material labor and
      other variable costs .................. $  16,876           $  14,955           $  11,555             13%             29%
as a percentage of sales ....................      36.9%               35.7%               33.5%

Royalty expense-patent licenses .............     2,067                 291                 426            610%            (32%)
as a percentage of sales ....................       4.5%                0.7%                1.2%

Total direct cost ...........................    18,943              15,246              11,981             24%             27%
as a percentage of sales ....................      41.4%               36.4%               34.7%

Direct Margin - contribution per sales dollar      58.6%               63.6%               65.3%

Manufacturing overhead cost .................     5,305               4,423               4,052             20%              9%
as a percentage of sales ....................      11.6%               10.6%               11.8%
                                                 -----------------------------------------------------------------------------------
           Total cost of sales ..............    24,248              19,669              16,033             23%             23%
                                                 -----------------------------------------------------------------------------------

Gross profit ................................ $  21,473           $  22,250           $  18,448             (3%)            21%
as a percentage of sales ....................      47.0%               53.0%               53.5%
====================================================================================================================================

Gross profit declined six percentage points to 47% of sales in fiscal 1998 from the prior year level. The most significant component of this change relates to an increased royalty expense, which commenced April 1, 1997, resulting from the settlement of the Becton Dickenson patent litigation. In addition, the fiscal 1998 and 1997 shift in product mix toward sales of the Company's strep throat tests, which provide a slightly lower direct margin contribution, has increased direct cost as a percent of sales. Manufacturing overhead cost increases in fiscal 1998 related to increased production capacity, purchase of automation equipment, production supervision to cover multiple shift operations and the addition of purchasing and engineering support staff.

                                                                    Exhibit 13.1

                               OPERATING EXPENSES


                                                                                                Percent increase (decrease)
Years ended March 31, (in thousands)                        1998          1997          1996            1998          1997
===========================================================================================================================
RESEARCH AND DEVELOPMENT
      Quidel research projects .....................      $ 4,903       $ 4,539       $ 4,117             8%            10%
      As a percentage of sales .....................           11%           11%           12%
      Contract research - direct costs .............        3,037         2,161            13            41%           N/M
      As a percentage of sales .....................            6%            5%           --
                                                          ------------------------------------------------------------------
           Total research and development ..........        7,940         6,700         4,130            19%            62%
           As a percentage of sales ................           17%           16%           12%
                                                          ------------------------------------------------------------------

SALES AND MARKETING
      Domestic professional sales and marketing ....        6,793         6,322         4,941                        7%28%
      Domestic OTC sales and marketing .............          304           519         1,378           (41%)          (62%)
      International sales and marketing ............        3,528         3,903         4,132           (10%)           (6%)
                                                          ------------------------------------------------------------------
           Total sales and marketing ...............       10,625        10,744        10,451            (1%)            3%
           As a percentage of sales ................           23%           26%           30%

Write down of investment in
      European Subsidiaries ........................        3,058            --            --           N/M            N/M
           as a percentage of sales ................            7%

GENERAL AND ADMINISTRATIVE .........................        5,107         3,534         3,483            45%             1%
      As a percentage of sales .....................           11%            8%           10%
                                                          ------------------------------------------------------------------

Total operating expenses ...........................      $26,730       $20,978       $18,064            27%            16%
As a percentage of sales ...........................           58%           50%           52%
Total operating expenses excluding contract research
      and write down of subsidiary investment ......      $20,635       $18,817       $18,051            10%             4%
           as a percentage of sales ................           45%           45%           52%
===========================================================================================================================

Research and development effort was substantially increased in fiscal 1998 and 1997 as the Company entered into several collaborative product development programs. The Glaxo Wellcome influenza A and B and herpes programs, discussed above, are the largest of these projects. Contract research expense represented 38% of the Company's total research and development investment in fiscal 1998.

Sales and marketing efficiencies continued to improve in fiscal 1998 as the overall cost declined to 23% of sales. Fiscal 1998 professional sales and marketing expenses increased 7% related to an increase in professional sales volume of 17%. In Fiscal 1997 these expenses grew 28% in support of a 60% increase in sales volume. Domestic OTC sales and marketing expenses continue to decline as these expenses are assumed by Ansell. This savings partially offsets the lower margin on domestic OTC products from reduced sales prices under this distribution agreement.

International sales and marketing expenses continued to represent approximately 31% of total international sales. These expenses are expected to be reduced in the second half of fiscal 1999 as the operations of all but one of the Company's European sales subsidiaries are discontinued.

As a result of the Company's strategic decision to discontinue the operations of certain European subsidiaries, a noncash charge of $3,058,000, representing a write-down of the investment in such subsidiaries, was recorded in the fourth quarter of fiscal 1998. Additionally, the Company intends to further evaluate other organizational and operational matters regarding the restructuring of domestic operations. The Company currently estimates that additional charges up to $1.5 million will be recorded as restructuring plans for domestic and foreign operations are finalized. These costs will be recorded in the period that the restructuring plans are implemented during fiscal 1999, the majority of which are expected to occur in the first half of the year.

General and administrative expenses increased significantly in fiscal 1998 related to employee severance costs, legal fees and consulting costs.

                                                                    Exhibit 13.1

OTHER INCOME AND EXPENSE Other income, consisting primarily of interest income, increased in fiscal 1998 as a result of the Company's higher average cash balances.

PROVISION (BENEFIT) FOR INCOME TAXES In the fourth quarter of fiscal 1998 the Company recorded a partial benefit of its net operating loss ("NOL) carryforwards through a reduction in the valuation allowance of deferred tax assets as the realization of such assets became probable. The recognition of this asset provided a tax credit, which increased net income by $2,707,000. The amount of the net deferred tax asset estimated to be recoverable was based on the Company's assessment of near-term operations.

In previous periods the Company recognized the tax benefit of its NOL carryforward only as income was earned, the impact of which reduced the effective income tax rate to be equivalent to the alternative minimum tax rate of approximately three percent. In future periods, commencing in fiscal 1999, the Company will record an income tax provision at the normal statutory tax rate currently amounting to approximately forty percent of pre-income tax.

The recognition of this deferred tax asset has the effect of increasing current fiscal year net income and reducing future periods' net income as a result of the timing of the NOL benefit recognition. However, it will not affect the Company's cash flow as the NOL will continue to offset the income tax payable on a year-by-year- basis.

NET INCOME Fiscal 1998 net income of $1,110,000 declined $2,439,000 from the prior year. The significant changes in the current year included an increase in royalty expense of $1,776,000, a one-time write-down of investment in certain European subsidiaries of $3,058,000 and increased general and administration costs of $1,573,000 which were in part offset by the recognition of the deferred tax asset of $2,707,000.

The Company's operating results may continue to fluctuate on a quarter-to-quarter basis as a result of a number of factors, including the seasonal nature (fall and winter sales) of the Company's strep throat tests which accounted for approximately 31% of fiscal 1998 total sales, the competitive and economic factors affecting the Company's domestic and international markets, manufacturing and production delays or difficulties, actions of our major distributors, adverse actions or delays in product reviews by the United States Food and Drug Administration and the degree of acceptance that our new products achieve during the year.

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

LIQUIDITY AND CAPITAL RESOURCES At March 31, 1998, the Company had cash and cash equivalents of $9,720,000 compared to $10,096,000 at March 31, 1997. During fiscal 1998 the Company generated $6,708,000 in cash from operating activities. Cash flow provided by profitable operations (excluding the non-cash impact of depreciation, amortization, effect of asset write-down and an increase in deferred tax asset) amounted to $4,596,000. In addition, a net $2,112,000 in cash was provided by changes in other operating asset and liability accounts, principally due to increases in accounts payable and deferred contract research revenue, offsetting increased inventory levels.

Cash used for investment activities totaled $7,520,000. Of this amount, $5,082,000 related to capital expenditures to increase production capacity and provide additional scientific research and development equipment. An additional $2,438,000 was expended on other assets and intangibles, the majority of which related to the license fee associated with the settlement of the Becton Dickenson lawsuit discussed above.

Cash generated from financing activities totaled $436,000 which was principally related to $621,000 in proceeds from the issuance of common stock from employee stock option and stock purchase plan exercises, offset by the repayment of debt and capital lease obligations, totaling $185,000.

                                                                    Exhibit 13.1

The Company has a $3,000,000 (maximum) accounts receivable-based bank line of credit which provides for interest at the bank's prime rate plus two percent. The line of credit expires August 5, 1998. As of March 31, 1998, there were no outstanding borrowings under the line of credit.

Inflation and any other changes in price have not had a material effect during the last three fiscal years.

Quidel's principal capital requirements are for working capital. These requirements fluctuate as a result of numerous factors, such as the extent to which the Company uses or generates cash in operations, progress in research and development projects, competition and technological developments and the time and expenditures required to obtain governmental approval of its products. Based on the Company's current cash position and its current assessment of future operating results, management believes that its existing sources of liquidity should be adequate to meet the Company's operating needs during fiscal 1999.

YEAR 2000 COMPLIANCE Many currently installed computer systems and software products are coded to accept only two digit entries to represent years. For example, the year "1998" would be represented by "98". These systems and products will need to be able to accept four digit entries to distinguish years beginning with 2000 from prior years. As a result, systems and products that do not accept four digit year entries will need to be upgraded or replaced to comply with such "Year 2000" requirements. The Company believes that its internal systems are Year 2000 compliant or will be upgraded or replaced in connection with previously planned changes to information systems prior to the need to comply with Year 2000 requirements without material cost or expense. The anticipated costs of any Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to the availability or cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties. In addition, there can be no assurance that Year 2000 compliance problems will not be revealed in the future which could have a material adverse affect on the Company's business, financial condition and results of operations. Many of the Company's customers and suppliers may be affected by Year 2000 issues that may require them to expend significant resources to modify or replace their existing systems. This may result in those customers having reduced funds to purchase the Company's products or in those suppliers experiencing difficulties in producing or shipping key components to the Company on a timely basis or at all.

OTHER INFORMATION Except for the historical information contained herein, the matters discussed in this annual report are, by their nature, forward-looking. For the reasons stated in this annual report or in the Company's Securities and Exchange Commission filings, or for various unanticipated reasons, actual results may differ materially.

                                                                    Exhibit 13.1

                           CONSOLIDATED BALANCE SHEETS


March 31, (in thousands)                                                                             1998                1997
=============================================================================================================================
ASSETS
Current assets:
    Cash and cash equivalents ...............................................................$       9,720       $      10,096
    Accounts receivable, net of allowances of $802 ($800 in 1997)............................        8,524               8,384
    Inventories, at lower of cost (first-in, first-out) or market:
        Raw materials........................................................................        3,190               1,842
        Work in process......................................................................        1,420               1,216
        Finished goods.......................................................................        1,287                 726
                                                                                             ---------------------------------
                                                                                                     5,897               3,784
    Prepaid expenses and other current assets................................................          540               1,080
                                                                                             ---------------------------------
            Total current assets.............................................................       24,681              23,344

Property and equipment, at cost
    Land    .................................................................................        1,080               1,080
    Building and improvements................................................................       10,162               8,976
    Equipment, furniture and fixtures........................................................       14,002              10,857
                                                                                             ---------------------------------
                                                                                                    25,244              20,913
        Less accumulated depreciation and amortization.......................................       (8,447)             (7,027)
                                                                                             ---------------------------------
            Net property and equipment.......................................................       16,797              13,886

Intangible assets, net of accumulated amortization
        of $6,332 ($2,502 in 1997)...........................................................        3,466               4,854
Deferred tax asset...........................................................................        2,707                  --
Other assets.................................................................................          131                 177
                                                                                             ---------------------------------
                                                                                             $      47,782       $      42,261
                                                                                              ================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable.........................................................................$       3,246       $       2,132
    Accrued payroll and related expenses.....................................................        1,261               1,123
    Current portion of long-term debt and obligations under capital leases...................          199                 183
    Deferred contract research revenue.......................................................        1,690                  --
    Accrued royalties........................................................................          622                  84
    Other current liabilities ...............................................................          873                 378
                                                                                             ---------------------------------
               Total current liabilities.....................................................        7,891               3,900

Long-term debt and obligations under capital leases..........................................        3,002               3,203
Commitments

Stockholders' equity:
    Preferred stock, $.001 par value; 5,000 shares authorized, none issued or outstanding....           --                  --
    Common stock, $.001 par value; 50,000 shares authorized, 23,749
        shares issued and outstanding (23,546 in 1997).......................................           24                  24
    Additional paid-in capital...............................................................      116,564             115,943
    Accumulated deficit......................................................................      (79,699)            (80,809)
                                                                                              ---------------------------------
               Total stockholders' equity....................................................       36,889              35,158
                                                                                              ---------------------------------
                                                                                              $      47,782       $      42,261
                                                                                               ================================

See accompanying notes.



                 (Beginning on Page 7 of the 1998 Annual Report)

                                                                    Exhibit 13.1

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, (in thousands)                                            1998           1997            1996
===================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
      Net income   ....................................................        $1,110       $  3,549       $    579
      Adjustments to reconcile net income to net
      cash flows provided by operating activities:
         Depreciation .................................................         2,052          1,719          1,356
         Amortization .................................................         1,083            814            703
         Write down of investment in European subsidiaries ............         3,058             --             --
         Deferred tax asset ...........................................        (2,707)            --             --
         Changes in assets and liabilities:
             Accounts receivable ......................................          (140)          (782)          (780)
             Inventories ..............................................        (2,113)          (293)         1,374
             Prepaid expenses and other current assets ................           540           (525)            78
             Accounts payable .........................................         1,114            771           (815)
             Accrued payroll and related expenses .....................           138            351           (108)
             Accrued acquisition expenses .............................            --             --           (621)
             Deferred contract research revenue .......................         1,690           (337)           337
             Accrued royalties ........................................           538             (1)            84
             Other current liabilities ................................           345            (69)        (1,235)
                                                                                ------------------------------------
                 Net cash flows provided by operating activities ......         6,708          5,197            952

CASH FLOWS FROM INVESTING ACTIVITIES
      Additions to property and equipment .............................        (5,082)        (1,878)        (2,489)
      Increase in other assets and intangibles ........................        (2,438)          (424)          (319)
                                                                                ------------------------------------
                 Net cash flows used for investing activities .........        (7,520)        (2,302)        (2,808)

CASH FLOWS FROM FINANCING ACTIVITIES
      Net proceeds from issuance of common stock and warrants .........           621          5,891          1,201
      Payments on obligations under capital leases ....................           (42)           (43)          (117)
      Repayments of debt ..............................................          (143)          (744)          (335)
      Repayments of line of credit ....................................            --           (441)          (233)
                                                                                ------------------------------------
                 Net cash flows provided by financing activities ......           436          4,663            516
                                                                                ------------------------------------
Net increase (decrease) in cash and cash equivalents ..................          (376)         7,558         (1,340)
Cash and cash equivalents at beginning of year ........................        10,096          2,538          3,878
                                                                                ------------------------------------
Cash and cash equivalents at end of year ..............................        $ 9,720       $ 10,096       $  2,538
                                                                                ====================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
      Cash paid during the year for interest..........................$           333       $    415       $    506
      Cash paid during the year for income taxes ......................            16            122             --
      Purchase of equipment under capital lease .......................            --             --            123


See accompanying notes.

                                                                    Exhibit 13.1

                        CONSOLIDATED STATEMENTS OF INCOME


Years ended March 31, (in thousands, except per share data)        1998           1997          1996
=====================================================================================================
REVENUES
       Net sales ........................................      $ 45,721       $ 41,919       $ 34,481
       Research contracts, license fees and royalties ...         3,758          2,803            572
                                                               --------------------------------------
               Total revenues ...........................        49,479         44,722         35,053
COSTS AND EXPENSES
       Cost of sales ....................................        24,248         19,669         16,033
       Research and development .........................         7,940          6,700          4,130
       Sales and marketing ..............................        10,625         10,744         10,451
       Write down of investment in European subsidiaries          3,058             --             --
       General and administrative .......................         5,107          3,534          3,483
                                                               --------------------------------------
               Total costs and expenses .................        50,978         40,647         34,097
Operating income (loss) .................................        (1,499)         4,075            956
OTHER INCOME AND EXPENSE
       Interest and other income ........................           474            191            164
       Interest and other expense .......................          (496)          (594)          (541)
                                                               --------------------------------------

Income (loss) before provision (benefit) for income taxes        (1,521)         3,672            579
Provision (benefit) for income taxes ....................        (2,631)           123             --
                                                               --------------------------------------
Net income ..............................................      $  1,110       $  3,549       $    579
                                                               ======================================
Basic and diluted earnings per share ....................      $    .05       $    .16       $    .03
                                                               ======================================
Shares used in basic per share calculation ..............        23,649         21,976         21,238
                                                               ======================================
Shares used in diluted per share calculation ............        23,857         22,791         22,684
                                                               ======================================

See accompanying notes.




                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                         Additional
                                                                   Common Stock            paid-in    Accumulated
(in thousands)                                                  Shares       Amount        capital      deficit          Total
===============================================================================================================================
Balance at March 31, 1995 ..............................        20,983      $     21      $108,854      $(84,937)      $ 23,938
      Issuance of common stock for cash under
           stock options and stock purchase plans ......           567             1         1,200            --          1,201
      Net income .......................................            --            --            --           579            579
                                                               ----------------------------------------------------------------

Balance at March 31, 1996 ..............................        21,550      $     22      $110,054      $(84,358)      $ 25,718
      Issuance of common stock for cash under
           stock options and stock purchase plans ......           134            --           391            --            391
      Issuance of common stock upon exercise of warrants         1,862             2         5,498            --          5,500
      Net income .......................................            --            --            --         3,549          3,549
                                                               ----------------------------------------------------------------
Balance at March 31, 1997 ..............................        23,546      $     24      $115,943      $(80,809)      $ 35,158

      Issuance of common stock for cash under
           stock options and stock purchase plans ......           203            --           621            --            621
      Net income .......................................            --            --            --         1,110          1,110
                                                               ----------------------------------------------------------------
Balance at March 31, 1998 ..............................        23,749      $     24      $116,564      $(79,699)      $ 36,889
                                                               ================================================================


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

The Company accounts for its investments in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires companies to record certain debt and equity security investments at market value.

CONCENTRATION OF CREDIT RISK The Company sells its products to medical product distribution companies and physicians worldwide. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company has established provisions for potential credit losses that are expected to be incurred.

DEPRECIATION AND AMORTIZATION Depreciation and amortization of building and equipment are provided on the straight-line method over the following estimated useful lives: building - 40 years; equipment - 3 to 10 years; building improvements - life of asset; furniture and fixtures - 3 to 10 years. Amortization of trademarks and distribution agreements is provided on the straight-line method over 10 years. Capitalized patent costs and patent license agreements are amortized on the straight-line method over the useful life of the patent.

REVENUE RECOGNITION Revenue from product sales are recorded net of estimated returns at the time the product is shipped. Revenues from contracts to perform research and development and license fees are recorded as earned based on the performance requirements of the agreements. Payments in excess of amounts earned are deferred. Revenue from the licensing of distribution rights is recorded when earned under the terms of the related license agreements.

NET INCOME (LOSS) PER SHARE Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128. "Earnings per Share". In accordance with this statement, the Company has changed the method used to calculate earnings per share for the current and prior periods. The new requirements include a calculation of basic earnings per share, from which the dilutive effect of stock options are excluded, and the calculation of diluted earnings per share, both of which did not differ from the previous primary earnings per share calculation.

The following table reconciles the shares used in computing basic and diluted earnings per share in the respective years:


Years ended March 31, (in thousands)                                           1998              1997               1996
========================================================================================================================

      Shares used in basic earnings per share
         (weighted average common shares outstanding).................       23,649            21,976             21,238
      Effect of dilutive stock options and warrants...................          208               815              1,446
                                                                             -------------------------------------------
      Shares used in diluted earnings per share calculation...........       23,857            22,791             22,684
                                                                             ===========================================



                (Beginning on Page 10 of the 1998 Annual Report)

                                                                    Exhibit 13.1

FOREIGN OPERATIONS Foreign currency transaction gains and losses were not significant in the periods presented.

IMPAIRMENT OF LONG-LIVED ASSETS Effective April 1, 1996, the Company adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. At March 31, 1998 the long-lived assets of the foreign subsidiaries, including certain related identified intangibles were classified by management as held for use. However, in April 1998 the Company's Board of Directors approved a plan under which such foreign subsidiaries' operations would be disposed of through abandonment. As such, those assets were reclassified as assets to be held for disposal. This reclassification is considered an indicator of impairment of those assets as of March 31, 1998. In accordance with FAS 121, management assessed the recoverability of those assets by comparing the expected cash flows to be generated by those assets (which are expected to be negative) to their carrying amounts. This analysis concluded that the carrying amounts of the assets were not recoverable. Accordingly, management wrote down the assets to their fair value, which was determined to be minimal.

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


NEW ACCOUNTING STANDARDS In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130), which the Company is required to adopt for fiscal 1999. This statement will require the Company to report in the financial statements, in addition to net income, comprehensive income and its components including foreign currency items and unrealized gains and losses on certain investments in debt and equity securities. Upon adoption of SFAS 130, the Company is also required to reclassify financial statements for earlier periods provided for comparative purposes. Management believes that the adoption of SFAS 130 will not have a significant impact on the Company's consolidated financial statement disclosures.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS
131), which the Company is required to adopt for fiscal 1999 annual financial statements. This statement establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Under SFAS 131, operating segments are to be determined consistent with the way that management organizes and evaluates financial information internally for making operating decisions and assessing performance. The Company has not determined the impact of the adoption of this new accounting standard on its consolidated financial statement disclosures.

                                                                    Exhibit 13.1

NOTE 2.    INTANGIBLE ASSETS

                   Intangible assets consistof the following:


March 31, (in thousands)                                                 1998                  1997
====================================================================================================
Distribution agreement with European subsidiary.................$       4,461        $        4,461
License agreements..............................................        2,300                    --
Patent costs and trademarks.....................................        2,257                 2,115
Other investment in European subsidiaries.......................          780                   780
                                                                -----------------------------------
                                                                        9,798                 7,356
Less accumulated amortization...................................       (6,332)               (2,502)
                                                                ------------------------------------
                                                                $       3,466        $        4,854
====================================================================================================

  The fiscal 1998 increase in accumulated amortization includes a $2,789,000 write-off of the remaining net book value of the Company's long-lived assets related to European subsidiaries shown above. This expense is included within the total write-down of investment in European subsidiaries of $3,058,000 shown in the Consolidated Statements of Income

  Certain patent filing costs are capitalized and amortized upon the issuance of the related patent.


NOTE 3.    EXPORT SALES AND FOREIGN OPERATIONS

The Company's export sales were as follows:


Years ended March 31, (in thousands)                           1998                 1997                 1996
=============================================================================================================
Europe................................................$       4,309       $        4,275       $        4,572
Asia..................................................        1,637                3,047                3,805
Other international...................................          828                  738                  682
                                                      -------------------------------------------------------
                                                      $       6,774       $        8,060       $        9,059
=============================================================================================================

Sales and operating income (loss) for the three years ended March 31, 1998 and identifiable assets at the end of each of those years, classified by geographic area, were as follows:



Years Ended March 31, (in thousands)                           1998                 1997                 1996
==============================================================================================================
Sales to unaffiliated customers from:
      United States....................................$      41,174       $       37,462       $       30,304
      Europe...........................................        4,547                4,457                4,177
                                                       -------------------------------------------------------
                                                       $      45,721       $       41,919       $       34,481

Operating income (loss):
      United States....................................$       1,066       $        3,679       $          865
      Europe...........................................       (2,565)                 396                   91
                                                       -------------------------------------------------------
                                                       $       (1,499)     $        4,075       $          956

Identifiable assets:
      United States....................................$      45,773       $       36,308       $       27,117
      Europe...........................................        2,009                5,953                6,217
                                                       -------------------------------------------------------
                                                       $      47,782       $       42,261       $       33,334
==============================================================================================================

Intersegment sales to affiliates totaled $2,365,000, $2,301,000 and $1,613,000 in the three years ended March 31, 1998, 1997 and 1996, respectively. Intercompany sales prices are established with consideration of each entity's contribution to the overall gross profit generated, intercompany gross profit in inventory is eliminated upon consolidation.

                                                                    Exhibit 13.1

NOTE 4.    LEASE COMMITMENTS

Rent expense under operating leases totaled $247,000, $152,000 and $128,000 for the years ended March 31, 1998, 1997 and 1996, respectively.

Effective September 1, 1997, the Company entered into the lease of a 7,245 square foot research facility. The lease provides for an initial term of two years and options to renew for three consecutive one-year periods. The remaining minimum lease payments under the initial term total $225,316 at March 31, 1998.

The Company leases equipment under capital lease agreements. Cost and accumulated amortization of equipment under capital leases in the accompanying balance sheets at March 31, 1998 are $181,000 and $95,000, respectively, and at March 31, 1997 are $181,000 and $64,000, respectively. Amortization of equipment under capital lease agreements is included in depreciation in the accompanying financial statements.

NOTE 5.    LONG-TERM DEBT, CAPITAL LEASES AND CREDIT FACILITY

Long-term debt and capital leases consist of the following:


March 31, (in thousands)                                                                       1998                 1997
========================================================================================================================
9.4% note secured by deed of trust on the Company's San Diego facility,
      principal and interest of  $37 payable monthly through November 2009...........$        3,160       $        3,303
Obligations under capital leases.....................................................            41                   83
                                                                                     -----------------------------------
                                                                                              3,201                3,386
Less current portion of long-term debt and obligations under capital leases..........           199                  183
                                                                                     -----------------------------------
                                                                                     $        3,002       $        3,203
========================================================================================================================

The Company has an accounts receivable-based bank line of credit in an amount up to $3,000,000, which provides for interest at prime plus two percent (10.5% at March 31, 1998). The line of credit expires August 5, 1998. As of March 31, 1998, there were no outstanding borrowings under the line of credit.

Future principal debt and capital lease payments for fiscal years ended after March 31, 1998 are as follows (in thousands):


                                                          1999                     $      199
                                                          2000                            174
                                                          2001                            191
                                                          2002                            209
                                                          2003                            230
                                                          Thereafter                    2,198
                                                          -----------------------------------
                                                                                    $   3,201
                                                          -----------------------------------


NOTE 6.    STOCKHOLDERS' EQUITY

COMMON STOCK WARRANTS The Company has outstanding warrants to purchase shares of its common stock as follows:


                                                                       Exercise               Number
Issue Date                                      Term                     Price             of Shares
====================================================================================================
April 1992..................................10 years                     $7.50               950,000
February 1994................................5 years                     $5.94               117,871
January 1995.................................5 years                     $3.00                12,500
January 1995.................................5 years                     $2.50                50,000
April 1995..............................4 yrs, 9 mos                     $4.50               275,000
May 1995.....................................5 years             $4.75 - $8.50                50,000
                                                                                        ------------
                                                                                           1,455,371
                                                                                        ============

At March 31, 1998 1,430,371 warrant shares were exercisable.

                                                                    Exhibit 13.1

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

As of March 31, 1998, 320,000 shares have been granted under the 1996 Non-Employee Director Plan. Options for 131,625 shares of common stock previously granted under the 1990 Director Option Plan remain outstanding.

In June 1997, the Company established a special 300,000 share nonstatutory stock option plan. This plan was created in order to grant a 300,000 share option to an executive individual entering into employment with the Company.

The following table summarizes option activity in terms of thousands of shares and the weighted average exercise per share:


                                                1998                    1997                  1996
For the years ended March 31,           Shares        Price      Shares       Price    Shares         Price
===========================================================================================================
Outstanding at beginning of year       2,131       $   3.94    1,748       $   4.03    1,905       $   3.57
Granted ........................         850           3.25      818           3.77      440           3.74
Exercised ......................        (165)          2.48      (87)          2.41     (497)          2.05
Canceled .......................        (106)          3.88     (348)          4.33     (100)          4.15
                                       --------------------------------------------------------------------
Outstanding at end of year .....       2,710       $   3.81    2,131       $   3.94    1,748       $   4.03
===========================================================================================================

At March 31, 1998, 459,129 shares remained available for grant under the plans.

Following is a further breakdown of the options outstanding as of March 31, 1998:


                                               Contractual                                                          Weighted
                                                Weighted               Weighted                                      Average
                        Options                  Average                Average               Options            Exercise Price
   Range of           Outstanding               Remaining              Exercise             Exercisable            of Options
Exercise Prices         (000's)               Life in Years              Price                (000's)              Exercisable
===============================================================================================================================
 $0.72 - $3.50             522                       8.58                $2.862                  51                   $1.976
        $3.625             936                       7.68                 3.625                 216                    3.625
 $3.688-$4.375             690                       6.70                 3.969                 275                    4.162
  $4.50-$6.625             562                       4.51                 4.826                 542                    4.823
===============================================================================================================================
  $0.72-$6.625           2,710                       6.94               $ 3.815               1,084                  $ 4.283

The weighted average fair value of options granted during 1998 and 1997 was $2.01 and $2.53, respectively.

Pro forma information regarding net income and net income per share is required by SFAS No. 123 and has been determined as if the Company has accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was established at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1998 and 1997, respectively: risk-free interest rates of 6.0% and 6.6%; dividend yields of 0%; volatility factor of the expected market price of the Company's common stock of 75% in 1998 and 65% in 1997, and a weighted-average life of the options of 5.0 years in 1998 and 5.7 years in 1997.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                                                    Exhibit 13.1

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


Years ended March 31, (in thousands)                          1998                 1997
==========================================================================================
Net income as reported.................................$     1,110         $      3,549
Adjusted pro forma net income..........................$       219         $      3,135
Net income per share as reported.......................$       .05         $        .16
Adjusted pro forma net income per share................$       .01         $        .14
==========================================================================================

EMPLOYEE STOCK PURCHASE PLAN In fiscal 1997, the number of shares authorized to be issued under The Employee Stock Purchase Plan ("the Plan") was increased by 100,000 to a total of 500,000 shares of common stock. Under the Plan, full-time employees are allowed to purchase common stock through payroll deductions (which cannot exceed 10% of the employee's compensation) at the lower of 85% of fair market value at the beginning or end of each six-month option period. As of March 31, 1998, 412,753 shares had been sold under the Plan, leaving 87,247 shares available for future issuance.

NOTE 7. INCOME TAXES

For financial reporting purposes, income before income taxes includes the following components:


Years ended March 31, (in thousands)                           1998                 1997
============================================================================================
Pre tax income:
       United States....................................$     (1,170)       $      4,154
         Foreign........................................        (351)               (482)
                                                        ---------------------------------
                                                        $     (1,521)       $      3,672
============================================================================================

Significant components of the provision for income taxes attributable to continuing operations are as follows:


Years ended March 31, (in thousands)                                 1998                 1997
==================================================================================================
Current:
       Federal................................................$        51         $         93
       Foreign................................................          5                   --
         State................................................         20                   30
                                                              --------------------------------
                                                                       76                  123
Benefit of operating loss
         carryforwards........................................     (2,707)                   --
                                                              ---------------------------------

Provision for income taxes....................................$    (2,631)        $        123
==================================================================================================


Significant components of the Company's deferred tax assets as of March 31 are shown below. During the year ended March 31, 1998 the Company decreased the valuation allowance for deferred tax assets by $2,277,000 ($2,707,000 reduction in the valuation allowance for net operating losses and $430,000 increase on new deferred tax assets) as the realization of such assets become more likely than not based on expected future earnings.


($March 31, (in thousands)                                             1998                 1997
=====================================================================================================
Deferred tax assets:
      Net operating loss carryforwards........................$       24,589       $       25,244
      Tax on credit carryforwards.............................         1,841                1,841
      Other-net...............................................         3,343                2,258
                                                              -----------------------------------
Total deferred tax assets.....................................        29,773               29,343
Valuation allowance for deferred tax assets...................       (27,066)             (29,343)
                                                              -----------------------------------
Net deferred tax assets                                       $        2,707       $           --
=====================================================================================================

                                                                    Exhibit 13.1

At March 31, 1998, the Company had Federal and California income tax net operating loss carryforwards of approximately $69,971,000 and $1,656,000, respectively, which will begin to expire in fiscal 1999 if not utilized to offset taxable income. The difference between the Federal and California tax loss carryforwards is primarily attributable to the capitalization of research and development expenses for California tax purposes and 50% limitation on California loss carryforwards as well as the shorter five year carryforward period allowed by California (the Federal carryforward period is 15 years). The Company also has federal investment tax, research and development and alternative minimum tax credit carryforwards of $1,438,000 and California research and development, manufacturers' investment and alternative minimum tax credit carryforwards of $586,000 which will begin to expire in fiscal 1999 if not utilized to offset taxable income.

A reconciliation between the amount of tax computed by multiplying income before taxes by the applicable statutory rate and the effective tax rate is as follows:


Years Ended March 31,                                      1998             1997                  1996
==========================================================================================================
Statutory tax rate...............................           34.0%        34.0%                   34.0%
Utilization of valuation allowance...............          (33.4)       (31.2)                  (34.0)
Reduction in valuation allowance ................         (178.0)        --                      --
State taxes net of federal benefit...............            0.8          0.6                    --
Other............................................            3.6          0.1                    --
                                                 ---------------------------------------------------------
Effective rate                                            (173.0%)        3.5%                   --
==========================================================================================================

In accordance with Internal Revenue Code Section 382, a change in ownership of greater than 50% of a corporation within a three year period may limit the Company's ability to utilize its existing net operating losses and tax credit carryforwards. As a result of the 1991 merger with Monoclonal Antibodies, Inc., the Company succeeded to the tax carryforwards, which were generated by Monoclonal and Quidel prior to the merger. Such loss carryforwards totaled approximately $76,000,000 and $8,000,000 for Federal and California purposes, respectively. The Company believes that, as a result of the merger, such a change in ownership has occurred. However, the Company does not believe application of Section 382 will materially impact the utilization of the Company's net operating losses and tax credits.

NOTE 8. COMMITMENTS

RESEARCH AND DEVELOPMENT AGREEMENTS During 1998 and 1997 the Company entered into agreements to perform research and development with Glaxo Wellcome ("Glaxo"). Under these agreements, specified costs related to the performance of research and development for certain diagnostic test products are reimbursed by Glaxo. The agreements provide for total funding up to $12,144,000. The Company recorded revenue equal to the sum of the direct costs incurred under the agreements plus a permitted overhead surcharge of $3,183,000 and $2,491,000 in fiscal 1998 and 1997, respectively. In exchange for the funding provided by Glaxo under these agreements, upon successful completion of the planned products, the Company will be required to pay royalties on sales of the developed products to Glaxo, as defined in the agreements.


NOTE 9. EMPLOYEE BENEFIT PLAN

The Company has defined contribution 401K plan (the "Plan") covering all employees who are eligible to join the Plan upon employment. Employees may contribute up to 20% of their compensation per year (subject to a maximum limit by federal law). The Company does not match contributions to the Plan.

                                                                    Exhibit 13.1

NOTE 10. LEGAL PROCEEDINGS

In April 1997, Becton Dickinson and Co. (the "plaintiff") filed a lawsuit against the Company alleging that the Company's strep and chlamydia products and certain of its pregnancy and ovulation products (collectively, the "Products") infringe on two patents of the plaintiff. The Products in issue represent a substantial majority of the Company's revenues. In June 1997, the Company entered into a settlement agreement with the plaintiff. As a part of that agreement, the Company received a license from the plaintiff under both patents in exchange for a cash license fee, a royalty on net sales of the Products after April 1, 1997, and a license of the Company's Q-Label technology back to plaintiff (with a royalty on future net sales). The license fee paid of $2,300,000 was capitalized and is being amortized over 7.5 years. Royalty expense applicable to this agreement totaled $1,692,000 in fiscal 1998.


NOTE 11. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of unaudited quarterly results for the years ended March 31, 1998 and 1997.


(In thousands, except per share data)                                                                        Net Income
                                                                         Gross          Net Income
                                                                                          (Loss)
Year ended March 31, 1998                    Revenues                   Profit            (Loss)              Per Share
---------------------------------------------------------------------------------------------------------------------------
March 31.................................$    14,681            $        5,841     $       (107)          $          --
December 31...............................    13,442                     6,256            1,704                     .07
September 30..............................    11,987                     5,346              304                     .01
June 30...................................     9,369                     4,030             (791)                   (.03)
---------------------------------------------------------------------------------------------------------------------------



Year ended March 31, 1997
----------------------------------------------------------------------------------------------------------------------------
March 31..................................$    12,905            $        6,444     $      1,343           $        .06
December 31................................    12,437                     6,369            1,805                    .08
September 30...............................     9,668                     4,660              208                    .01
June 30....................................     9,712                     4,777              193                    .01
----------------------------------------------------------------------------------------------------------------------------

Basic and diluted net income per share are the same for all quarterly periods. The net loss for the quarter ended March 31, 1998 included expense of $3,058,000 associated with the write-down of investment in European subsidiaries offset by an income tax credit of $2,707,000.

                                                                    Exhibit 13.1

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Quidel Corporation

We have audited the accompanying consolidated balance sheets of Quidel Corporation as of March 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quidel Corporation at March 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.


San Diego, California                          /s/      ERNST & YOUNG LLP
May 11, 1998                                ------------------------------------


--------------------------------------------------------------------------------

                            COMMON STOCK PRICE RANGE

The Company's common stock is traded on the NASDAQ National Market System under the symbol QDEL. The following table sets forth the range of high and low closing prices for the Company's common stock.


           Quarter Ended                                    Low               High
===========================================================================================
           March 31, 1998.............................     2.81               3.59
           December 31, 1997..........................     3.06               4.93
           September 30, 1997.........................     3.12               5.12
           June 30, 1997..............................     2.62               4.37

           March 31, 1997.............................     3.87               5.06
           December 31, 1996..........................     3.50               4.81
           September 30, 1996.........................     3.37               5.25
           June 30, 1996..............................     4.75               6.19


No cash dividends have been paid on the common stock and the Company does not anticipate paying any dividends in the foreseeable future. As of March 31, 1998, the Company had approximately 1,139 stockholders of record.

FORM 10-K A copy of Quidel's annual report on form 10-K is available without charge to shareholders upon written request to the Quidel Investor Relations Department at the Company's headquarters in San Diego, California.



                       (Page 16 of the 1998 Annual Report)